                                                                       EXHIBIT 2

InterOil

ANNUAL INFORMATION FORM

20 May 2002

                      25025 INTERSTATE 45 NORTH, SUITE 420

                                   PO BOX 8727

                              THE WOODLANDS, TEXAS

                                 77387-8727 USA

                    PHONE: (281) 292 1800 FAX: (281) 292-0888

         Contents

1.  EXECUTIVE SUMMARY............................................................     4

    1.1    THE REFINERY..........................................................     5

    1.2    THE MARKET............................................................     5

    1.3    REFINERY FLEXIBILITY TO MEET DEMAND...................................     7

    1.4    OPERATIONAL ASPECTS...................................................     7

    1.5    CAPITAL COST AND FINANCING............................................     8

    1.6    UPSTREAM AND DOWNSTREAM...............................................     8

2.  THE PROJECT..................................................................     9

    2.1    PROJECT SPONSORS......................................................     9

    2.2    FINANCING.............................................................     9

    2.3    PNG GOVERNMENT SUPPORT................................................    10

    2.4    PROJECT OVERVIEW......................................................    10

    2.5    EXISTING EQUIPMENT AND FACILITIES.....................................    11

    2.6    LOCATION AND LOCAL CONDITIONS.........................................    11

    2.7    PROJECT DESCRIPTION...................................................    12

    2.8    REFINERY DESCRIPTION..................................................    14

    2.9    REFINERY LAYOUT AND FACILITIES........................................    15

    2.10   CAPACITY AND PRODUCT SLATE............................................    15

    2.11   CONSTRAINTS AND LIMITATIONS...........................................    16

    2.12   INFRASTRUCTURE AND SERVICES...........................................    16

    2.13   OPERATIONS MANAGEMENT.................................................    17

    2.14   PROJECT APPROVALS, THE ENVIRONMENT AND LOCAL RESIDENTS................    18

    2.15   ENVIRONMENTAL AND SAFETY..............................................    19

    2.16   LOCAL VILLAGERS AND NEIGHBOURS........................................    19

    2.17   PROJECT EXECUTION.....................................................    20

    2.18   PRIME CONTRACTOR......................................................    20

    2.19   COSTS.................................................................    21

    2.20   OPERATING COSTS.......................................................    21

    2.21   CRUDE SUPPLY..........................................................    22

    2.22   MARKETING OF PRODUCTS.................................................    23

    2.23   MARGIN COVERAGE PNG...................................................    24

    2.24   REGIONAL MARKETS......................................................    24

    2.25   MARGIN COVERAGE EXPORT MARKETS........................................    25

    2.26   MARKET STRATEGY.......................................................    25

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
           SHELL STRATEGIC ALLIANCE..............................................    26

    2.27   LOGISTICS AND DISTRIBUTION............................................    27

    2.28   MANAGE PRICE VARIATIONS...............................................    28

3.  THE UPSTREAM OPPORTUNITY.....................................................    30

    3.1    EXPLORATION AND PRODUCTION............................................    30

    3.2    BUDGETED EXPENDITURE..................................................    32

4.  PROJECTIONS..................................................................    35

    4.1    SENSITIVITY ANALYSIS..................................................    35

5.  THE INTEROIL GROUP - CORPORATE STRUCTURE.....................................    37

    5.1    INTEROIL GROUP HISTORY................................................    37

    5.2    GROUP SHAREHOLDING....................................................    37

6.  MANAGEMENT DISCUSSION AND ANALYSIS...........................................    39

7.  FINANCIAL INFORMATION........................................................    41

    7.1    ACCOUNTING REPORTS....................................................    41

    7.2    SELECTED CONSOLIDATED FINANCIAL INFORMATION...........................    41

    7.3    WORKING CAPITAL.......................................................    41

    7.4    SUMMARY 2001 FINANCIAL INFORMATION....................................    42

8.  DIRECTORS....................................................................    43

    PHIL E MULACEK...............................................................    43

    CHRISTIAN VINSON.............................................................    43

    ROGER GRUNDY.................................................................    43

    GAYLEN J. BYKER..............................................................    43

    G.MICHAEL FOLIE..............................................................    44

9.  RISK FACTORS.................................................................    45

    9.1    No OPERATING HISTORY : No ASSURANCE OF FUTURE SUCCESS OR PROFITABILITY    45

    9.2    EXISTENCE OF MARKETS..................................................    45

    9.3    ACHIEVEMENT OF PROJECTED REVENUES.....................................    45

    9.4    CAPITAL COST OF THE REFINERY..........................................    46

    9.5    AVAILABILITY OF FINANCING.............................................    46

    9.6    POLITICAL RISK........................................................    46

    9.7    LICENCES AND PERMITS..................................................    46

    9.8    OPERATIONAL HAZARDS AND RISKS.........................................    46

    9.9    UNINSURABLE RISKS.....................................................    47

    9.10   COMPETITION...........................................................    47

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
    9.11   ENFORCEMENT OF LEGAL RIGHTS...........................................    47

10. STOCK EXCHANGE INFORMATION...................................................    48

11. PAPUA NEW GUINEA.............................................................    48

    11.1   GENERAL...............................................................    48

    11.2   GOVERNMENT ORGANISATION...............................................    48

    11.3   OIL INDUSTRY..........................................................    49

    11.4   LEGAL FRAMEWORK.......................................................    49

12. ADDITIONAL INFORMATION.......................................................    50

    12.1   DESCRIPTION OF SHARE CAPITAL..........................................    50

    12.2   DIVIDEND POLICY.......................................................    50

13. FINANCIAL STATEMENTS 2001 (INCLUDING NOTES)..................................    51

14. GLOSSARY.....................................................................    63

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1. EXECUTIVE SUMMARY

InterOil Group ("InterOil" or "the Company") is building a vertically integrated niche oil and gas company with its primary focus being the development of an oil refinery ("Refinery" or "the Project") in Papua New Guinea ("PNG"). The second phase of development for the company will encompass expanding into the upstream sector in PNG and developing long-term alliances with strategic partners in downstream distribution and sales. A significant milestone was achieved in this area with the recently announced strategic alliance between InterOil and Shell, which provided for InterOil to purchase all of Shell's PNG retail and distribution assets in PNG.

Some years ago, InterOil identified the fact that PNG was one of the few oil producing countries with no domestic oil refinery. The potential to replace imports and avoid transportation costs provides an opportunity for a niche refinery sized to supply PNG and nearby markets.

InterOil has developed a business model which shows that a processing facility whose capacity matches the "niche" market is economically attractive. InterOil began implementing a business plan to capture this opportunity by purchasing existing refinery equipment and by working with the PNG Government to further enhance the project economics. The Refinery Project has been in development since late 1994, and the Lump Sum Turnkey Contract to complete the facilities was signed on March 26, 2002 with notice to proceed given to the major contractor on April 16, 2002.

Over the past six years, the Company, through subsidiaries has:

-    located and purchased suitable refinery equipment;

-    obtained a 99 year Crown lease on suitable land with deep water access;

- signed a 30 year Project Agreement ("PA") with the PNG Government, which confers certain tax and market privileges;

- obtained PNG Government Environmental Impact Approval (meets World Bank standards) and all other necessary permits/approvals;

- signed a strategic alliance with Shell Overseas Holdings Limited on Assets, Shares and Marketing contracts;

- signed a contract with BP Singapore Pte Limited, whereby BP will act as the exclusive crude supplier to the refinery;

- obtained and closed a US$85 million loan from the Overseas Private Investment Corporation (OPIC) for project financing;

- executed a lump-sum, turn-key, Engineering, Procurement and Construction contract (EPC) including performance and completion guarantees; and

-    established a strong exploration position.

The Project is situated in the Napa Napa area on the undeveloped side of the harbour from the city of Port Moresby, some 24km away by road and 4km by water.

Port Moresby has been chosen because of its proximity to the sources of PNG crude oil, protected deep water access, favourable weather characteristics, seismic stability and the domestic and nearby niche export markets for the sale of refined products.

Refineries in Singapore and Australia are presently meeting the PNG and nearby refined product market demand. Currently, crude oil from PNG is exported over 2,200km to Brisbane and 3,000km to Sydney, while refined products are primarily imported from Singapore and Australia, more than 5,000km and 2,200km respectively from PNG. The fundamental economic advantage of the Project is an expected transportation arbitrage derived by eliminating the need for these journeys.

PNG is expected to benefit by import replacement, increased taxable revenue, employment opportunities, technical training of PNG citizens and the development of follow-on industries. The Refinery complex is intended to comply with environmental standards and will be PNG's largest non-extractive, value-added project.

1.1  THE REFINERY

     The Refinery has a nameplate capacity of 32,500 barrels per day ("bpd") of crude oil and is expected to produce a variety of refined products.

     The economic fundamentals of the Refinery is based upon on the PA with the Independent State of PNG which grants the domestic refining industry the first right to local crude, and first right to supply local markets based on the existing Import Parity Price ("IPP") model. The underlying price of crude in the world market is related to overall margin but is not the key to relevant Refinery profitability, as IPP margins "float" over crude prices. Thus, the processing margin for PNG product sales is the "normal" refinery spread plus the transport cost for non-domestic refined products. This results in a superior processing margin than in situations where this model does not exist.

1.2  THE MARKET

     Regional Supply/Demand Imbalance

     Current petroleum product demand in the Asia Pacific region exceeds the current refining capacity by approximately 2 million bpd with demand forecast to grow on average by 3.2% per annum in the next decade.

     Refinery Location - Crude Supply Advantage

     In 1986 oil was discovered at Kutubu some 550km north-west of Port Moresby. An export pipeline was constructed from the highlands to the Kumul terminal in the Gulf of Papua and crude export began in 1992. Current production is approximately 60,000 bpd.

     Refinery Location - Product Transportation Advantage

     The transportation advantage comes from the fact that at the present time the nearest refinery supply is found in Singapore and Brisbane, which are more than 5,000km and 2,200km, respectively, from PNG.

     Actual transportation costs are loaded into the price of fuel that consumers pay. The transportation allowance as part of the price controller's regime, retails for between 15% and 20% of the cost of refined product in the PNG market. As part of the PA, the current transportation allowance and the IPP formula component will be included in the calculation of the price at which the refinery will sell to distributors. The location of the Refinery in Papua New Guinea will result in actual costs being less than the transport component charged, thus greatly increasing the processing margin available to InterOil.

     Geographic Sales

     Of the total refined product to be produced by the Project, it is expected that approximately 60% will initially be sold into the PNG marketplace with the balance being exported. Revenue from PNG sales will be in Kina with export sales payable in US dollars.

     The table below represents the anticipated sales of refined products, based on a 32,500 bpd capacity refinery, producing at a 96% stream factor, which would yield 31,200 bpd.

     Table 1.1 Product Chart

   Location       Percentage    BPD
=====================================
PNG                       60   18,720

Exports                   36   11,232

Fuel and Losses            4    1,248
-------------------------------------
Total                    100   31,200
=====================================

     Source: InterOil forecasts

     Price and Margin

     The PNG refinery margins are comprise of the following components:

     - Refinery margin crack spreads (margin between cost of crude oil and the selling price of refined product at the Refinery);

     -    Transportation costs between Singapore or Australia and PNG; and

     - Portions of the distributor margin available in PNG, North Australia and the Pacific Islands.

     The established pricing formula in the Project Agreement provides the project with a transport arbitrage advantage as discussed previously. The PNG Government also sets the distributor, industry and retail margins thus providing the project with the ability to sell direct to large industrial customers and retailers while maintaining a fixed margin.

     Margins in North Australia, although not as high as PNG, are nevertheless significant, as there is little aggressive market competition due to distance from competing refineries and the relatively small size and economic attractiveness of northern niche markets compared to the markets in the south. Transport cost of refined product from PNG to Cairns, for example, is up to US$0.86 per barrel ("bbl") less than the cost from Brisbane to Cairns.

     The Pacific Islands are supplied primarily from Singapore and Australia. Margins are high due to remoteness, small shipment sizes and lack of competition. Transport distance is nearly halved by supplying from PNG compared to Brisbane, and cut by up to 70% for supplies from Singapore.

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1.3  REFINERY FLEXIBILITY TO MEET DEMAND

     The volume of each product produced by the Refinery can be varied depending on the crude oil feedstock used and the Refinery operating mode. This flexibility allows refined product production to be rapidly adjusted to meet product price and demand. The main variation is the ratio of diesel to jet fuel production, which means that the greater the proportion of jet fuel produced the lower the total volume of diesel that will be produced.

     Proposed production by refined product and indicated market is illustrated below. The table is based on 100% Kutubu crude oil as the feedstock and the Refinery operating at approximately 32,500 bpd capacity, with a stream factor of 96%.

     Table 1.2 Product Breakdown

                                PNG*    EXPORT*    REFINERY
           PRODUCT             MARKET   VOLUMES   PRODUCTION
============================================================
LPG                               158       492          650

Naphtha                             -     7,966        7,966

Gasoline                        1,947       302        2,249

Jet/kero                        2,346       207        2,553

Diesel                         10,322       605       10,927

MDO                             3,983     1,685        5,668

Power plant usage and losses        -         -        1,187
------------------------------------------------------------
TOTAL                          18,756    11,257       31,200
============================================================

     Source: InterOil estimate.

     Average of first three years during ramp up of capacity.

1.4  OPERATIONAL ASPECTS

     The Refinery layout has been designed in accordance with current industry standards to ensure safety, to facilitate operations and maintenance and to produce refined products at a low cost.

     The Refinery was designed around the principal components of a distillation crude unit that was acquired from Chevron in 1994. The Refinery design incorporates a matching naphtha hydrotreater and a semi-regenerative catalytic reformer to enable the production of gasoline and a prefractionator, which has been added to the distillation unit to increase throughput and flexibility. The Refinery has been engineered for the future inclusion of a naphtha isomerisation unit.

1.5  CAPITAL COST AND FINANCING

     Funding Requirements

     The total capital cost of the Refinery is estimated at US$187 million including a Debt Service Reserve Account for approximately US$8.4 million. InterOil has already purchased equipment and other assets of US$76 million and has committed US$17 million of its cash resources for the Project. Based on this estimate approximately US$94 million will be necessary to complete the Project.

     In March, 2000, the board of directors of OPIC, a federal agency of the United States Government which provides financing support to American companies doing business in developing nations, approved a credit facility for the Project of up to US$85 million. This credit facility was closed on March 28, 2002, with a first drawn of US$31 million. This credit facility is described in more detail in Section 2 under the heading "Financing". The additional US$9 million required will consist of existing company resources and fresh capital.

     Depending on the timing of the trade cycle, the financing requirement for working capital could be US$12 million to US$35 million depending on the cost of crude oil. InterOil will seek to fund this either through a commercial bank facility or from a financing arrangement with a crude oil trader.

1.6  UPSTREAM AND DOWNSTREAM

     The Upstream Opportunity

     InterOil has established an exploration position in PNG, and plans to move into upstream production. Development of the upstream properties are intended to increase the net income to InterOil.

     The potential to transport oil to the Refinery by truck or barge could avoid the requirement to build or connect to export facilities, and significantly reduce field development costs. This would enhance the value of fields in the InterOil licence areas in the Eastern Papuan Basin in PNG and may make marginal fields economic to develop. InterOil has established a position in the relevant PPL's (Petroleum Prospecting Licences) - 157, 199, 200, 210, 220 and 230 - in order to capture a major portion of these benefits.

     The exploration risk is managed with a multiple target portfolio containing a spread of licences and some high potential areas. The production strategy is a sequential, low risk development and acquisition action plan, the timing of which will be decided by funding priorities, available opportunities and cash flow. Upstream opportunities are discussed in greater detail in Section 3.

     The Downstream Opportunity

     As outlined in Section 4, InterOil expects to export approximately 36% of its refined product at production levels of 31,200 bpd. The bulk of this export will be naphtha to Japan, Asia, and Australia as petrochemical or refinery feedstock.

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2. THE PROJECT

2.1  PROJECT SPONSORS

     InterOil

     InterOil Corporation is a public company whose shares are currently quoted for trading on Port Moresby Stock Exchange Limited ("POMSoX") and the Australian Stock Exchange ("ASX"). The Company listed on the "CDNX" April 12, 2002 renamed recently the "TSX". At the end of 2001, InterOil Group had total assets of US$98 million including US$17.6 million in cash, and owned approximately 97% of the Project. Enron Papua New Guinea ("EPNG"), a 100% owned subsidiary of Enron International, holds the balance of the equity in the Project, but has decided that the Project is not consistent with its corporate objectives. Enron's interest is anticipated to be diluted on an ongoing basis as InterOil contributes more equity to the project. As at March 31, 2002, Enron's interest had been diluted to 1.45%.

                                  [FLOW CHART]

     Figure 2.1 The InterOil Group of Companies

2.2  FINANCING

     The capital cost to the Company is estimated to be US$204 million, with US$187 million directly to the Project. The funding for these costs will be provided from the following sources:

     - InterOil Group provides approximately US$93 million consisting of assets, deferred development costs and cash;

     -    Credit facility of up to US$85 million from OPIC; and

     -    Fresh capital and other company resources US$ 26 million.

     InterOil and OPIC have signed legal documentation providing for funding. The first tranche of US$31 million was drawn down by InterOil on March 28, 2002.

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

2.3  PNG GOVERNMENT SUPPORT

     The PNG Government has signed a PA and Extension Deed with InterOil in which the State has undertaken to ensure (if necessary, through legislation) that the domestic distributors must purchase all of their petroleum fuel products from the domestic refinery industry (to the extent they are available and of sufficient quality) at the IPP, and that no predatory pricing by existing suppliers will be permitted. The PNG Government has also signed a Consent Deed with InterOil and OPIC to reconfirm the PA and enhance the agreements.

     The domestic distributors have, for many years, been paying the IPP for their products and this price has been calculated and accepted by the Price Controller. The pricing formula proposed for the Refinery's products is virtually identical to the pricing formula that has been used by the Price Controller.

2.4  PROJECT OVERVIEW

     Rationale

     At present, most PNG crude oil is exported to Australia and Asia and most refined products are imported from Singapore and Australia, resulting in the PNG consumer paying considerable refinery margins and transport costs to international oil and shipping companies. A key part of InterOil's strategic plan is to build a niche oil refinery in PNG which will use domestic or regional crudes to produce enough gasoline, diesel and jet/kero for the entire PNG market and to export residual products. Construction of the Refinery will enable the Project to capture most of the transport costs and refinery margins that are currently being paid to the international shipping and oil companies.

     InterOil will not incur the majority of the current transport costs and expects that its refinery costs will not be significantly different from those incurred by competing refineries.

     The capital cost estimate is US$187 million of a total company cost of US$204 million, which includes interest costs during development. Even though it is of modest size, the Refinery is expected to have low operating costs because of its simplicity. InterOil has already committed US$76 million to the Project including the acquisition of key refinery equipment, and other project development costs.

     The Project team consists of a combination of highly experienced InterOil employees and a large internationally regarded contractor who will build the Refinery. The EPC contract to construct the Refinery on a lump sum turn-key basis guaranteeing throughput capacity of 32,500 bpd of crude oil, together with completion and performance guarantees was signed on the March 26, 2002. Notice to Proceed was given on April 16, 2002.

     The Refinery will take approximately 20 months to construct and six months to fully commission and test. It is anticipated that contracts will be negotiated for the operation and maintenance of the Refinery, under InterOil's overall management.

     The Refinery will be a simple hydroskimming installation, which will be limited to distillation, purification, reforming and blending. This is appropriate for the treatment of the light sweet crude oil from PNG's oil fields.

     The business plan and economic analysis has assumed initial production will commence at a conservative 30,000 bpd for the first year ramping up to 32,500 bpd by the beginning of year 3. From this, gasoline, diesel, jet/kero, marine diesel oil ("MDO") and liquid petroleum gas ("LPG") will be produced for domestic consumption and export. In addition, high quality naphtha will be produced for export.

     InterOil has completed the permitting and approval process for all key areas. Under the Oil and Gas Act of 1998, the Project is deemed to hold a Petroleum Processing Facility Licence ("Processing Licence") by virtue of the PA. Approval of the Environmental Plan ("EP") has already been obtained, the Training and Localisation Plan has been submitted and accepted, the Financing Plan has been submitted and the application for exchange control approvals, as required by law, was approved by the Bank of Papua New Guinea in March 2002.

     The Project has received PNG Pioneer Status, an incentive programme for new business in PNG that qualifies for a five year income tax holiday. Customs exemption has also been granted for all installation facilities.

2.5  EXISTING EQUIPMENT AND FACILITIES

     A primary element of the Project development strategy is the refurbishment, relocation, erection and operation of core components of a crude oil distillation unit, formerly owned and operated by Chevron USA at Kenai, Alaska. This unit, the "Nikiski", was designed by Chevron Research and Technology Co, engineered and constructed by RM Parsons Co and was brought on line in 1963. This refinery operated until 1991 processing the light, sweet crude oil from Alaska's Swanson River, Cook Inlet, and Alaskan North Slope fields. The Cook Inlet crude oil is similar to PNG Kutubu blend crude. The Nikiski nameplate capacity was 22,500 bpd, but the unit in fact achieved a throughput of up to 31,500 bpd. After completion of the EPC contract process design and completion guarantee, the nameplate capacity should be increased to 32,500 bpd.

     Consistent with major oil industry practice, the plant was well maintained with all Government environmental certificates current at the time of closure. The Nikiski distillation unit was acquired in 1994 and moved off-site for shipment to a refurbishment yard. A steel deck ocean going barge was purchased, refurbished and used to ship the Nikiski to Beaumont, Texas in 1997. It is not possible to make sales quality gasoline directly by distillation and thus a semi-regenerative catalytic reformer with matching hydro-desulphuriser from a refinery in Oklahoma has been acquired. This unit, the "Oklahoma Reformer", was also previously owned by Chevron and will increase the octane rating of its heavy naphtha feedstock for gasoline blending.

     Both the Nikiski and the Oklahoma Reformer were inspected by various specialists prior to purchase to confirm that the equipment was fit for InterOil's purposes. Further inspections have been carried out in Beaumont by a number of engineering consultants. A detailed programme of refurbishment and modification has been developed, and certain selected items, which did not require modification, have already undergone refurbishment, inspection and testing. The equipment is currently being refurbished in Texas under a contract with Gulf Copper and is scheduled to be complete by the end of the third quarter, 2002.

2.6  LOCATION AND LOCAL CONDITIONS

     The Refinery site is on the western side of Port Moresby Harbour, 4km by sea and 24km by road from Port Moresby. The site has deep water harbour access with an anticipated design to enable crude tankers up to 100,000 dead weight tonnage ("DWT") to be utilised. The Project Company has obtained two 99 year Crown leases from the PNG Government over 76.8 hectares of industrial zoned land and 120 hectares of harbour rights.

     Port Moresby was chosen as the Refinery site for the following reasons:

     -    it has the advantage of support services and a pool of skilled labour;

     - the site is only 300km from the Kutubu crude loading terminal at Kumul;

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

     - Port Moresby Harbour, and the site in particular, has deep water access for crude tankers of up to 100,000 DWT;

     -    Port Moresby is PNG's second largest market for refined products; and

     - Port Moresby is not subject to cyclones or hurricanes and has the lowest classification for seismic activity.

2.7  PROJECT DESCRIPTION

     Industry Fundamentals

     Historically, Singapore has been the primary export refining centre for the Asia Pacific region. It has a refining capacity of 1.2 million bpd designed to process mostly Middle Eastern crude. Singapore is strategically located for onward shipment of some 350,000 bpd of product to a wide range of Asian countries with net product deficits. The development of new refineries as part of a regional drive for self-sufficiency in refining and the Asian economic crisis has changed the industry structure and balance over the last few years.

     A 1998 report prepared for InterOil and updated in July, 1999, by Petroleum Economics Ltd ("PEL"), analysed oil demand, refinery capacity and utilisation, crude and product prices, refinery margins and the tanker market for the Asia Pacific region in addition to expected PNG refinery margins. The report indicates that the regional product deficit, estimated at 2.2 million bpd in 1997, has contracted by as much as 0.5 million bpd to a projected 1.7 million bpd in 2000. Previous product importers such as South Korea, Taiwan, Thailand and Malaysia now have net product surpluses and India, with a previously large deficit, is moving toward overall product self sufficiency.

     Within this overall regional trend, there are significant differences in the trends for different products. Diesel, is expected to be in significant deficit beyond 2002. Gasoline, is moving into significant surplus while the kerosene deficit is likely to be maintained. In the short-term potential middle distillate (diesel and jet/kero) surpluses are likely to result in constraints on crude throughputs and the deficit position of naphtha and fuel oil is likely to be maintained. Beyond 2002 a return to growth of regional oil demand will require additional regional refining capacity.

     It is expected that the Refinery will come on stream in late 2003. An analysis of Singapore gross refinery margins showed a short to mid-term margin decline with increasing margin and volatility from 1995. Short periods of negative margin coincide with the commissioning of new regional capacity. The 0.5 million bpd fall in demand for refined product during 1998 as a consequence of the Asian economic crisis, resulted in several months of negative overall refinery margin.

     Table 2.2 shows growth assumptions for the region and expected product supply demand balance.

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     Table 2.2 Asia Pacific Product Surplus (Deficit)


                     1998                 2000                 2002                 2005
===============================================================================================
 GDP % chg                  -1.1                 2.2                  2.8                   3.6
 Product                                                              Surplus (Deficit) '000BPD
===============================================================================================
 LPG                        (601)               (588)                (678)                 (870)
 Naphtha                    (582)               (685)                (582)                 (557)
 Gasline                      30                 339                  193                  (188)
 Jet/kero                   (163)               (181)                (203)                 (306)
 Diesel                     (224)                 (8)                (297)                 (961)
 Fuel oil                   (500)               (748)                (516)                 (271)
 Others                       77                 171                  181                   157
               --------------------------------------------------------------------------------
 Total                    (1,963)             (1,700)              (1,902)               (2,996)
               ================================================================================

     Source: PEL July 1999

     Project Agreement (PA)

     InterOil Limited and EP InterOil entered into a Project Agreement ("PA") with the Independent State of Papua New Guinea, 29 May, 1997 and had approved extensions on 2 October, 1998 and 1 July, 1999. It is valid for 30 years from the commencement of commercial production at the Refinery.

     In the PA, the State gives InterOil the right to construct, manage and operate the Refinery and confirms InterOil's right to purchase domestic crude oil and sell refined products into the domestic market. The State undertakes to provide InterOil with liquidated damages to the extent it is harmed by being unable to purchase crude at market price or sell its product at the IPP. As well, the State undertakes to prevent domestic distributors and importers of refined products from predatory pricing or dumping and, should it be necessary, the State will consider implementing legislation to enforce this. The PA grants InterOil rights and obligations with respect to infrastructure usage for Project development (ie. power, water, land, shipping access).

     On-going commitments include complying with all legal, environmental, labour and other State agency regulations.

     Through the PA, the State has agreed to support the Project by ensuring that the domestic distributors have an obligation to buy refined petroleum products from domestic refiners. The price charged by the Refinery for its products must not be greater than the IPP on equivalent products imported into PNG, as calculated in accordance with Appendix A of the PA.

     The Refinery must ensure that the quality of its petroleum products produced in PNG, are to the same standards of products currently imported from existing refineries.

     The PNG Government will also protect the Refinery from third parties dumping petroleum products into the country at prices lower than IPP. This is to ensure that the Refinery cannot be frustrated from operating effectively in PNG. It has been further agreed that the PNG Government will seek legislation, issue executive decisions or policy directives to prevent or mitigate the effects of dumping or actions that may frustrate access of a domestic refinery to domestic markets.

     It is important to note that the PA does not give InterOil an exclusive right to build a refinery. However, the Project is far more advanced than other proposals and has received strong support by the Department of Petroleum and Energy and other PNG Government departments. Also, InterOil believes that once the Refinery is complete the economic viability of a second refinery will be greatly reduced.

2.8  REFINERY DESCRIPTION

     Production Process

     Crude oil consists of hundreds if not thousands of different hydrocarbons plus a range of other chemicals. Every oil field is different and the crude selected as feedstock heavily influence refinery design. The purchase price of crude oil is based on the value and quantity of products that can be made per bbl, and the degree of processing necessary.

     Kutubu was the original oil field brought into production with oil shipped via pipeline to the Kumul terminal, and thus the term Kutubu crude. Since then, other fields adjacent to Kutubu have come onstream, namely Gobe and Moran. These crude oils have an assay very similar to Kutubu, being from the same general structure, and so it is now usual to refer to Kutubu blend, which to all intents and purposes is the same as the original Kutubu crude.

     Kutubu blend is attractive especially because it is sweet, the term used for low sulphur content (0.04% in this case). This means that, for instance, diesel can be made by straightforward distillation with no need to install hydrotreating facilities (ie. a sulphur removal step). Also, the very small quantities of hydrogen sulphide in refinery fuel gas results in atmospheric emissions falling well within the World Bank recommendations for refinery operation without the need to invest in a sulphur removal plant. Kutubu blend is also classified as light, which means it contains a relatively small proportion of heavy fuel oil, which can be difficult to store and sell. Thus, from a refining perspective, the PNG crude oil is well suited for a modest cost refinery that will produce a range of quality products that are in local demand.

     Distillation is the heart of the refining process whereby the crude is heated until it vaporises and then separated into discrete fractions by condensing the vapour at various controlled temperatures. It is possible to adjust the operating conditions to increase or decrease the yield of some of the fractions. Depending on the product specification, further processing may be required to remove impurities or to modify the properties of a particular stream such as increasing its octane rating. Finally, products such as gasoline require blending of different streams to meet market specifications. In its simplest form, a refinery processes crude oil in the following three steps:

     -    distillation: separation into discrete streams of varying density;

     - reforming, cracking, coking etc: manipulation of the molecular structure of these streams if desired; and

     - blending: mixing of varying proportions of the resulting intermediate products into finished products for sale.

     Refineries limited to distillation, reforming, purification and blending are known as hydroskimming refineries and those with additional cracking or coking etc are known as conversion refineries. The InterOil Project is a simple hydroskimming refinery.

     All refineries produce gas including propane and butane. The equipment which processes and separates these streams is often called the light ends unit.

2.9  REFINERY LAYOUT AND FACILITIES

     The site on Port Moresby Harbour is well suited to the new facility with a deep water harbour accessible to tankers, a good setting amongst low hills, and proximity to Port Moresby allowing access to labour and logistical support.

     The Refinery layout was developed by engineers Kvaerner John Brown. The design has been consistent with modern industry standards.

2.10 CAPACITY AND PRODUCT SLATE

     The Refinery will have a name plate capacity of 32,500 bpd, which is the production rate guaranteed by the contractor (Clough Niugini). It is likely that the facility will be able to run 35,500 bpd, which is the expected limit of the new light ends unit. Nevertheless, the financial model has been based upon an initial feed rate of a more conservative 30,000 bpd, ramping up to 32,500bpd by the beginning of year 3.

     The Refinery will operate 24 hours per day, 365 days per annum between scheduled shutdowns at approximately three yearly intervals for inspection and overhaul of any equipment that cannot be maintained during normal operation. However, it is recognised that there may be occasions when throughput is limited or unscheduled shutdowns are necessary and so the initial onstream factor is based upon a conservative 94% running time. This corresponds to operation for 8,200 hours per annum, and no credit has been given in the financial model for any extra built-in capacity. It is currently anticipated that capacity utilisation will increase to 96% by the beginning of year 3.

     The nature of the crude and the operation of the Refinery influence the range of products produced. The Refinery will have the capability to run with kerosene maximised at 20% of production, giving diesel production of 26% or to minimise kerosene down to 7% with a corresponding increase in diesel up to 40%. The existing demand in the PNG market indicates that the plant should be operated to produce maximum diesel, but this may be changed in the future with movements in the market.

     The breakdown of the planned initial products is as follows:

     Table 2.3 Estimated Refinery Plan Capacity Yield

     (32,500 bpd @ 96% = 31,200 bpd stream factor)

     PRODUCT        VOLUME %    BPD *
======================================
LPG                      2.1       650
Naphtha                 25.5     7,966
Gasoline                 7.2     2,249
Jet/kero                 8.2     2,553
Diesel                  35.0    10,927
MDO                     18.2     5,668
--------------------------------------
Subtotal                96.2    30,013
Power plant usage        3.3     1,029
Process losses           0.5       158(1)
--------------------------------------
TOTAL                  100.0    31,200
======================================

Source: InterOil analysis.

*Product slate based on minimum jet/kerosene production.

          (1) The small refinery losses relate mainly to flaring and vapour losses.

     Kerosene will normally be made to Jet A-l specification for use as jet aircraft fuel. The Refinery will not make fuel for piston engined aircraft (aviation gasoline or av-gas) since the demand for this product in PNG is extremely small and its manufacture would require a considerable investment in additional plant, or import of alkylate - the high octane product from an Alkylation Unit. Kutubu Blend in turn does not have sufficient iso-butane for feedstock of such a unit.

2.11 CONSTRAINTS AND LIMITATIONS

     The Refinery will be subject to constraints and limitations, the most important of which are set out below:

     Crude, Supply, Handling and Storage

     The supply of light sweet crude is not expected to be constrained although non-PNG sourcing may be required in the longer term. Up to 2 million barrels per day of light sweet crude oil is produced in the region around PNG. The Refinery's jetty berths will have low utilisation during normal operations, and so this will not be a constraint if, for example, it proves desirable to use smaller ships at greater frequency.

     Crude oil for the Refinery will be delivered by marine tankers to the refinery main jetty. It will then be pumped by the ship through a pipeline into storage tanks on site. Crude storage capacity will be 750,000 bbl or approximately 25 days of crude supply for the refinery.

     The Company executed a Crude Marketing Agreement with BP Singapore Pte Limited whereby BP will act as the exclusive crude supplier to the Refinery.

     Refinery Capacity

     The limit to Refinery throughput when running Kutubu Blend will be targeted as approximately 35,500 bpd.

     Distribution

     The Refinery will have storage tanks for all products, the capacity being determined by the maximum volume required for any single shipment. There are expected to be some 25 road tankers of varying sizes dispatched from the Refinery site each day, with the balance of all products being taken by marine tankers.

2.12 INFRASTRUCTURE AND SERVICES

     The site is located close to Port Moresby in an area that is relatively poorly serviced by infrastructure. Consequently, many services are included in the Project scope and with the exception of the partial road upgrade, causeway and workers camp are included in the EPC Contract.

     Site Access

     Existing access is by an unsealed state road from Port Moresby. This will require realignment to be suitable for use by product road tankers. The site is also accessible by water.

     InterOil has purchased a barge vessel which will be used to transport workers, equipment and other items to the site.

     Ships initially of 50,000 to 80,000 DWT requiring a minimum draft of 15m will deliver crude oil to the jetty. The jetty is planned with the head located at an existing sea water depth of 17m, which avoids any dredging requirement. This depth will accommodate tankers up to 100,000 DWT. The jetty construction will be a combined causeway/deck on pile structure and will include a spur to a smaller berth for finished product export.

     Power

     Process plant operation requires extremely reliable power supply. Supply capacity reliability and frequency variation in the PNG network is presently unsuitable for process plant operation and likely to remain so. Consequently, the Refinery includes its own electrical power generation facility. The facility will comprise two 3.5 MW gas turbine units using either naphtha/diesel or Refinery gas. Each unit can supply sufficient power for full plant operation. These units have already been purchased by InterOil and the installation cost is included in the lump sum construction contract. In addition to the two main generators, there will be a 1MW emergency diesel generator and an automatic load shedding system that will protect the operating plant in case of system upsets.

     Water

     A hydrological drilling programme has been carried out in the immediate vicinity of the Refinery. This has confirmed that limited bore water is available at the site and this will provide some 20%-30% of requirements. A sea water desalination plant is incorporated into the plant design to provide the balance. A fresh water storage tank will back the system, with sufficient capacity for three days supply.

     Fresh water is required for:

     -    boiler feed water to make steam;

     -    refinery cooling water make up;

     -    fire fighting systems;

     -    general plant services; and

     -    domestic and irrigation services.

     Fire-water will initially be drawn from the fresh water storage tank, but there are also two large, diesel-driven sea water pumps coupled to the fire water system which will start automatically when required. After any such event, the fire system will be flushed with fresh water.

     Compressed Air

     Compressed air is required for process control valve operation and maintenance use. Two air compressors will be installed together with driers, each capable of delivering 100% of the expected maximum demand. Receiver capacity will be sufficient for control valve operation for not less than 15 minutes following complete power failure to allow safe plant shutdown.

2.13 OPERATIONS MANAGEMENT

     To date, individuals have been selected and hired or retained by InterOil based on their skill, knowledge and experience in the oil industry. This includes contract management, site construction management, refinery technology, refinery operations and maintenance and oil trading. Those key roles that do not currently need to be staffed will be recruited as required. InterOil will recruit from the top down so that newly recruited senior managers have direct input in team selection and establishment of operations.

     InterOil's proposes to engage a third party with suitable experience and expertise to undertake the day to day operations of the Refinery under the overall direction of InterOil executives. There are compelling reasons to adopt this strategy. It would be expensive to use all first world expatriates (Australia, USA, Europe) and difficult to identify and recruit suitable third world nationals. Arranging individual work permits and visas, verifying skill and experience, and negotiating individual contracts is a time consuming and onerous commitment better handled by a third party.

     InterOil permanent staff will fill the key management positions in the Refinery organisation. These include the on-site refinery manager, operations manager and maintenance manager. This policy has been set forth in a Training and Localisation Plan that has been submitted to, and approved by, the PNG Government. InterOil has developed a programme providing for training and employment of nationals to the maximum practical extent. However, the operations contractor's obligation to employ PNG nationals will be strictly linked to proven skill.

2.14 PROJECT APPROVALS, THE ENVIRONMENT AND LOCAL RESIDENTS

     Statutory Requirements and Approval Process

     The Refinery will be the first project of its type constructed in PNG and thus the statutory requirements, permitting and approval process have no direct precedents. However, PNG has clear guidelines for the development of petroleum projects as set forth under the PNG Oil and Gas Act of 1998 and several PNG Government departments and authorities are entrusted with the permitting and approval for Project infrastructure, environmental plans, labour plans and financing.

     Requirements of the PNG Oil and Gas Act of 1998

     The Act requires a party seeking to build a refinery to obtain approval from the Minister of Petroleum and Energy, PNG, for a Petroleum Processing Facility. The Minister issued InterOil it's licence on February 15, 2000.

     Approvals

     The PA requires PNG Government authorities and departments to expedite the approval process for matters associated with the construction of the Refinery and states that the Government will provide assistance to aid the permitting process. The following summarises the process and the progress of the Refinery's development.

     - Site Lease -- A refinery is an industrial operation that requires a normal land lease for a commercial enterprise. The State has granted two 99 year Crown leases (granted on May 27, 1997) over the area which makes up the site.

     -    Petroleum Processing Facility Licence - issued on February 15, 2000.

     - Investment Promotion Act ("IPA") Certificate -- PNG has maintained a consistent policy of welcoming direct foreign investment in most business activities. The IPA provides investment guarantees against nationalisation and expropriation of property and assures project sponsors that they will have the right to repatriate dividends from after-tax profits and to make external debt-service and supplier payments. The IPA certificate of approval was issued to InterOil on 9 May, 1997.

     - Environmental Plan ("EP") -- The Environmental Planning Act requires the preparation and approval of an environmental plan prior to the commencement of construction. InterOil commissioned a well recognised international firm, Kinhill Kramer, to prepare the EP. InterOil received approval for the EP from the Minister for Environment and Conservation on June 23, 1998.

     - Training and Localisation Plan -- PNG law and policy require the Project to implement a programme of preferentially hiring PNG citizens and that some employment classifications (such as unskilled labour) are reserved exclusively for PNG citizens. In February, 1999, the Department of Labour approved the Project's Training and Localisation Plan.

     - Pioneer Certificate -- A Pioneer Certificate was granted in December, 1998 and gazetted by the Government giving a five year income tax holiday to InterOil. The holiday commences from the first day of the financial year following commercial start up.

     - Customs Duty Exemption -- A customs duty exemption has been granted for equipment and materials used in the construction of the Refinery.

     - Financing Plan and Foreign Exchange Approvals -- The PNG Central Banking Regulations generally require PNG companies to repatriate non-Kina revenues. As well, the Bank of Papua New Guinea must approve the conversion of funds from Kina into other currencies. The law guarantees conversion for payment of debt and dividends. The Bank of Papua New Guinea will consider the submission of the financing plan and work with the applicant company on what foreign exchange approvals are required before Financial Close. The PA contains provisions that oblige the State to ensure that the Bank of Papua New Guinea expedites its approval of the Project financing plan.

     InterOil has consulted with several key statutory authorities to secure approvals for access to infrastructure for the Project and to generally keep relevant parties informed on the progress of the Project. The relevant authorities include the Harbours Board, Elcom and Eda Ranu.

     - Jetty and Wharf -- Harbours Board -- Substantial works in PNG's ports and harbours requires approval of the Harbours Board before construction is allowed to commence. The Harbours Board issued an approval in October, 2001 for construction of a jetty that will support the intake of crude oil and the construction of a wharf for discharge of refined product.

     - Power generation -- Elcom -- The PA gives the Refinery the right to generate electricity, at its own cost, for the construction and operation of the Refinery as well as any necessary licence for that purpose.

     - Water and Sewerage Facilities -- Eda Ranu -- The Refinery will produce all of its own fresh water by distillation or from bore water on site. The Refinery will install its own sewerage works. Some of the Refinery site lies within the National Capital District ("NCD") where Eda Ranu is the water and sewerage authority and the balance of the site lies in Central Province which has no water and sewerage authority. To the extent that the site is located within the NCD, it will be necessary to have Eda Ranu approve the sewerage facilities as suitable for ultimate hook up to any sewerage system it might extend into the area. Otherwise, there is no obligation for InterOil to secure any permit or authority from Eda Ranu.

2.15 ENVIRONMENTAL AND SAFETY

     The Project has been designed to have a minimal impact on the environment. The isolation of the Refinery from residential areas means that emissions, noise and waste from the Refinery are unlikely to adversely affect nearby communities. InterOil submitted the EP to the Department of Environment and Conservation ("DEC") in December, 1997 and received approval on June 23, 1998.

2.16 LOCAL VILLAGERS AND NEIGHBOURS

     The Refinery will be constructed on Crown land and thus there are no landowner rights to the Refinery site. However, there is a community situated approximately 3km to the west of the Refinery site at the village called Roku.

     InterOil has worked closely with the local community around the Refinery for the past four years and the Company considers its community relations to be positive. By year end 2001, InterOil had provided in excess of K630,000 of assistance to local communities (including the Roku village) mostly through its community assistance programmes which commenced in March, 1998.

     To date, InterOil-supported programmes have included donations of books and desks to schools, beach and foreshore reclamation, drilling wells for water, road work, provision of tools to build or repair community buildings and local employment of security guards and manual labourers. It is anticipated that these programmes will continue.

2.17 PROJECT EXECUTION

     Responsibilities

     (i)  InterOil

     InterOil will assume overall responsibility for the Project execution. Specific responsibilities covered by InterOil will be as follows:

     -    provide an engineering team to oversee the EPC Contractor;

     -    financial management and budgetary control;

     - continue product market development and negotiations with distributors, eg: Mobil, BP and Shell;

     -    recruit key personnel as the project goes forward;

     - operate the InterOil commercial offices in Port Moresby and Cairns. The commercial offices will handle all crude oil purchasing (through an oil trader), marketing and product sales, PNG public relations, and refinery planning. Refinery planning sets the targets to be met by the Refinery operating group;

     - set up and manage all long-term contract services to the Refinery operation including operation, maintenance, technical support and crude supply;

     -    Government relations and Community Assistance Programme (CAP);

     -    upstream management;

     -    corporate development activities; and

     (ii) Crude Oil Supply.

     A recognised single A credit-rated (or better) crude oil trading company was engaged to purchase crude oil feedstock and manage deliveries. The oil trader's role may extend to inventory management and sale of products under the contract. InterOil selected BP Singapore Pty Lte to be the sole crude agent and on January 8, 2002 signed a contract with them as exclusive crude supplier to the Refinery.

     Under the contract:

     -    BP will supply 100% of the crude oil feedstock for the InterOil
          Refinery.

     - InterOil received a bond from BP for US$8.4 million (AU$16.5 million) which will enhance the credit of InterOil with OPIC.

     - BP supplies a Parent Company Guarantee for supply and price, for five years of operation.

2.18 PRIME CONTRACTOR

     The terms and conditions of a lump sum turn-key EPC Contract have been negotiated, together with completion and performance guarantees.

     The EPC Contract was signed on the March 26, 2002 with Clough Niugini and the formal Notice to Proceed under the terms of the EPC Contract was issued on April 16, 2002. The completion guarantee is approximately 20 months followed by three months commissioning and three months testing. Progress against the schedule will remain under continuous review with special attention to the critical path, which runs through construction of the Refinery tank farm. Some marketable product will be produced during this period.

2.19 COSTS

     The budgeted capital cost for the Project is US$187 million, including a contingency of US$5 million and other project costs of US$17 million. The costs consist of:

     Table 2.4 Total Budgeted Capital Costs

                                  US
                                  $m
                                 ====
Payment under the EPC contract    93
InterOil contributed costs        97
Other Projects costs              17
Contingency                        5
                                 ---
TOTAL                            204
                                 ===

     Any changes to the EPC lump sum scope of work will require specific approval by InterOil and senior lenders. Such added costs are expected to be managed within the contingency provision.

     Further costs to be paid by the Company are budgeted at US$17 million covering:

     - engineering and construction monitoring. This function will carry the responsibility of ensuring that the scope of work is achieved, any and all changes are approved, quality control is set at a high standard and all statutory requirements are complied with;

     - refinery pre-production costs including recruitment and training of all staff and setting up of site-based management systems;

     -    spare parts;

     - commercial office mobilisation providing for establishing the office in Cairns; and

     -    legal and consultant costs and interest during construction.

     -    financing costs

2.20 OPERATING COSTS

     InterOil proposes to engage a suitably qualified contractor to run the key aspects of the Refinery operation under the overall supervision of InterOil executives. The three principal contracts are discussed below:

     Operating Contract

     A Request for Quotation ("RFQ") has been prepared for issue following Financial Close with OPIC. The operating contract will include mobilisation, supply of experienced operating management, supervisory staff and trained operators. The key criteria for selection of the operator will be a successful track record in refinery operation and cost effective management. The selected contractor will be required to comply with InterOil's Training and Localisation Plan submitted to and approved by the PNG Government.

     Maintenance

     The maintenance contract is for the supply of skilled supervision and labour to undertake scheduled and breakdown maintenance as required by the operator. This contract, like the operating contract, will include recruitment and training of PNG nationals.

     Technical Services

     Technical services are provided by specialists, usually on a retainer plus an hourly rate. These are services for which it would not be economical to employ permanent staff and which are only required from time to time during normal operation. Such services include troubleshooting of instrument, electrical and processing problems, assisting with test runs and minor projects (design, engineering and procurement). There may be several contracts for technical services.

2.21 CRUDE SUPPLY

     Potential Sources

     The Refinery is capable of processing most regional light sweet crude oils. Light sweet crude oils are widely available and are globally-traded commodities. The Asia Pacific region produces approximately 2 million bpd of light sweet crude oil from more than 100 oil fields.

     InterOil commissioned an independent crude oil supply analyst, PVM Oil Consultants ("PVM"), to identify sources of crude oil for the Refinery and to recommend an optimal feedstock. PVM identified a dozen or so sources of Asia Pacific crudes suitable for Refinery use and concluded that the optimal feedstock is the "Kutubu blend" extracted from PNG oil fields.

     While Kutubu blend is the optimal crude feedstock, the economic viability of the Refinery is not dependent on its availability. PVM estimates that Kutubu blend can be shipped to the Refinery at a cost of approximately US$0.30/bbl while other regional crudes could attract an additional cost of around US$0.25 to US$0.40/bbl and would take longer to deliver to the Refinery. However, some of the other crudes can be priced lower than Kutubu, resulting in a more competitive alternative supply. This alternative crude supply will be optimised with on-going operations management.

     InterOil's strategy is to purchase Kutubu blend crude oil to satisfy as much of its feedstock requirement as possible and to purchase other Asia Pacific light sweet crude oil when Kutubu blend is not available or not produced, or there are compelling economics for purchase of another crude oil.

     Security of Supply

     The security of supply is covered and overlapped by imports and domestic supplies in many ways:

     - PNG passed legislation that PNG producers would offer supply at market price to the Refinery. This was further supported by PNG producers and stakeholders, who have provided letters of intent on crude supply to the Refinery. In addition, the Department of Petroleum and Energy has assured InterOil that the producers will make the crude available at market price, as there is no commercial disadvantage to the producers or refiner, and only advantages for both parties. InterOil maintains a close dialogue with PNG producers and intends to establish contracts with the producers to assure the feedstock supply to the Refinery;

     - the PA between InterOil and the State ensures that PNG crude will be available or the State will face liquidated damages payable to InterOil. As such, the PNG Government has given overwhelming assurance that domestic crude will be available as long as it is being produced;

     - the regional market is long on light sweet crude oil by approximately 2 million bpd and is very liquid;

     - independent studies by PVM support that crude is readily available to InterOil; and

     - as confirmation of the independent assurances, InterOil has signed a contract with BP Singapore Pty Ltd to act as an exclusive crude agent, which will involve the sourcing of crude oil for the Refinery as instructed by the Company.

2.22 MARKETING OF PRODUCTS

     Target Markets

     InterOil undertook a review of the petroleum product markets in the Western Pacific and South East Asia to identify markets that rely totally on imported refined product but are currently unable to take advantage of oil industry economies of scale and, as a consequence, pay a premium for refined petroleum products. The markets identified included PNG, Pacific Island nations, and North Australia. Revenue from sales made in PNG will be received in Kina and that generated from export sales will be invoiced in US dollars.

     PNG Market

     PNG consumption of petroleum products has grown at an average annual rate of 2.5%-4.5% from 1990 through to 1997. However, this growth has been uneven as product demand has spiked during the development of major mining and other projects. Future growth is dependent on normal economic growth, and the start up of any mining projects and the PNG/Queensland gas pipeline project. Without any mining projects or the gas pipeline project commencing, a conservative growth rate of 1.5% has been assumed, with a start up demand of about 18,500 bpd in 2002.

     Currently, most refined product is imported directly into the ports of Lae (41% of PNG imports) and Port Moresby (31%) plus the three secondary ports of Lihir, Rabaul and Madang.

     Bulk storage and refined product loading facilities are maintained at each of the above ports. From these sites, product is delivered to end users by truck and by small marine vessels.

     Product Pricing Regime in PNG

     The pricing of petroleum products in PNG is maintained and controlled by the State at two levels.

     (i)  Import Parity Prices

     The Department of Treasury, PNG has a policy of calculating a monthly landed cost for the local distributors (BP, Shell and Mobil) of gasoline, diesel and kerosene at the four major cities of Port Moresby, Lae, Madang and Rabaul. The cost is calculated in Kina per litre and is set at the same price for each of the four cities. The components used to calculate the landed costs are virtually the same as the components in the IPP formula set out in the PA, with some small adjustments to make it more transparent and effective. For this reason, the net effect of the requirement under the PA for the local distributors to pay the IPP for their product is very similar to the current regime where they pay the monthly landed cost calculated by Treasury.

     (ii) Retail Prices

     Retail prices are set pursuant to orders made by the Price Controller under the prices for every town and city in PNG. PNG legislation is designed to enable orders to be made and prices reset on a regular basis (generally monthly) to allow for changes in crude prices and the exchange rate. In theory, pricing orders should be made regularly and the retailers should be required to adhere to those prices. In practice, however, pricing orders are made less frequently.

     The Price Controller calculates the retail prices by starting with the IPP and adding to it the following in toea per litre ("t/1"):

     Tax and Excise   Set each year in the Budget as a revenue raising and
                      policy measure, this is high on gasoline, minimal on diesel and is not levied on kerosene. The rates are presently 61 t/1, 6 t/1 and zero respectively.

Industry Margin    This is to cover capital expenditure by the
                   distributors on their tank farms in the four major cities and working capital costs associated with transportation of products from Singapore. The same rate has been set for all three distributors at 8 t/1 for all products. This margin was established to provide the distributors with 20% return on investment.

Distributor Margin This covers the interest costs for domestic distribution, general overheads and profits. It is equal on gasoline and kerosene at 9 t/1 and the margin on diesel is 15 t/1.

Reseller Margin    This covers the cost of getting the product to and
                   selling it in and around the four major cities and is around
                   6 t/1.

Margin and         Currently, this is 3 t/1 for gasoline, diesel and kerosene.
Distribution Cost  The Government reviews this every 12 months.
Review ("MDCR")

Retail Margin      This is an extra margin applicable to all retail sales
                   outside the four major cities and, depending on the location and transport costs, can vary from 0.2 t/1 to over 701/1.

2.23 MARGIN COVERAGE PNG

     The key margin driving the Project is the spreads between the wholesale price of product in PNG (the IPP) and the cost of the crude (the price for Kutubu crude). This spread comprises two major components: the crack spread, being the difference between refinery product prices in Singapore ie. Mean of Platts Singapore ("MOPS") and the price of crude; and the items in the IPP that, pursuant to the PA, are added to the MOPS price.

2.24 REGIONAL MARKETS

     The increased demand and projected shortfall in Asia Pacific supply is discussed in Section 2. Given the high transport cost from Singapore and fragmentation in the targeted markets, there is reduced likelihood of low cost product being marketed into PNG and regional markets. InterOil has produced a study identifying the estimated product demand in PNG and regional markets as follows:

     TABLE 2.7 PETROLEUM PRODUCT SALES IN TARGETED MARKETS (BPD)

                              NORTH     PACIFIC
                    PNG      AUSTRALIA  ISLANDS
    PRODUCT         2002     CURRENT    CURRENT      TOTAL
============================================================
Diesel               9,871    22,142      31,840      63,853
MDO/Fuel             3,927    11,755      32,875      48,557
Oil                  1,862    11,076      11,065      24,003
Gasoline             2,244     9,360      16,515      28,119
LPG                    360     2,060           0       2,420
------------------------------------------------------------
TOTAL               18,264    56,393      92,295     166,952
============================================================

     Source: InterOil.

     Diesel is an important component comprising 38% of demand in the region and will be a major product produced by the Refinery. Table 2.8 shows the increasing shortfall in the regional supply of diesel.

     Table 2.8 Regional Diesel Demand Supply Balance ('000 bpd)

REGION              1997     1998    2000    2002
=================================================
South East Asia      -21      -13      -7     -86
Australia              9        8       9      14
New Zealand           -5       -1       0       0
Pacific Islands      -56      -57     -54     -55
-------------------------------------------------
TOTAL                -73      -63     -52    -127
=================================================

     Source: PEL, July, 1999.

2.25 MARGIN COVERAGE EXPORT MARKETS

     The targeted export markets currently enjoy healthy margins that, when combined with InterOil's transportation and quality benefits, will enable InterOil to compete on a price basis in order to penetrate the market. The initial challenge in these markets is to obtain volume without eroding profitability.

     The surplus capacity of the Refinery, after satisfying PNG demand, does not exceed 10% of the expected shortfall of supply in the period following commissioning. As a result, it is considered unlikely that InterOil's entry as a supplier will cause a price war.

     Naptha does not have as great of a transportation advantage as an export product in relation to the other export products. However, the quality produced is expected to be at a premium to the market and have a market price reflected this premium.

2.26 MARKET STRATEGY

     PNG is InterOil's principal target market. InterOil will have transportation, storage, pricing and logistic advantages in supplying this market. InterOil is planning to schedule the initial Refinery production slate to maximise product sales into the PNG market with any excess supply targeted at regional exports.

     Local Distributors PNG Sales

     The principle for dealing with the existing distributors is to demonstrate the potential for them to have lower costs from improved logistics, efficiency and rationalisation. The distributors will benefit from more efficient distribution and the potential to reduce product storage. Working capital requirements should be with no penalty in performance or product qualities.

     The existing distributors are primarily multinational companies and include Shell, Mobil and BP. The distributors are represented in all major markets in PNG with respective market shares estimated in the following table.

     Table 2.9 Market Share of Current Distributors

              TOTAL   DIESEL   JET/KERO   GASOLINE   MDO
DISTRIBUTOR     %       %%        %           %       %
========================================================
Shell            38       35         60         34     0
Mobil            32       37         31         39     0
BP               17       21          8         26    28
Others           13        7          1          1    72
--------------------------------------------------------
TOTAL           100      100        100        100   100
========================================================

     Source: InterOil, PNG Distributors and Department of Petroleum and Energy,
             PNG.

     The current distributors source their refined petroleum products principally from related company refineries located in Singapore or Australia. The transaction for the sale and purchase of refined petroleum products is, however, between the PNG distributor and the associated oil trading company, eg. BP Trading. Other purchases are principally fuel oil for the mining-related power plant, which is supplied ex-Singapore.

     The existing oil distribution assets in PNG are old by industry standards and will continue to be expensive to maintain over time. Additionally, the oil distribution infrastructure was originally built on the perimeter of city areas but the growth of city populations has resulted in residential building being undertaken either close or adjacent to oil tankage and other distribution assets. This is now environmentally undesirable, restricts efficient operation, limits the distributors' ability to expand and exposes distributors to potential liabilities.

     SHELL STRATEGIC ALLIANCE

     It is the Company's intention to grow both organically and by acquisition. Acquisitions will be contemplated where they strengthen the Company's competitive position or represent a strategic opportunity and will only be pursued where the Company can demonstrate real increase in shareholder wealth.

     The Company has formed a strategic alliance with Shell Overseas Holdings Limited (Shell) to purchase all of Shell's PNG retail and commercial distribution assets in PNG.

     This agreement enhances the commercial value of InterOil's Refinery project in Port Moresby, as Shell's combined domestic and export demand will account for approximately 70% of the Refinery's total output. The strategic alliance involves the following:

     - InterOil will purchase the retail and distribution assets owned by Shell, including retail sites, depots, tanks, delivery vehicles and other fixed assets in PNG for the sum of US$18 million in cash and convertible notes. InterOil will issue 2.0 million convertible notes to Shell bearing an interest rate of 8.5% and converting on a one to one basis into ordinary shares, and the balance of US$4 million will be payable 12 months after Refinery start up. The conversion price of the convertible notes is US$7.00 per share;

     - InterOil will lease the retail and distribution assets back to Shell PNG to facilitate Shell's continuing responsibility for daily operations. The rental gives InterOil a base return of approximately 9%;

     -    InterOil and Shell share 50/50 in the net operating profit;

     - Upon conversion of the convertible notes, Shell would hold approximately 9% of InterOil's issued share capital on a fully diluted basis;

     - Shell will purchase 100% of its domestic PNG refined product supplies from the InterOil Refinery;

     - Shell will purchase and market the entire export capacity of the Refinery for a period of three years at prices ruling at the time of supply. The domestic and export contracts are worth US$1.396 billion (A$2.792 billion) at today's prices and exchange rates; and

     - The contracts will become effective as soon as the Refinery begins commercial operations, which is expected in late 2003.

     The contracts will not impact InterOil's revenues or balance sheet until Refinery completion. The Refinery will earn standard operating margins on all sales, and InterOil will share equally in the profits of the distribution Company. The effect on earnings per share will be neutral until conversion of the notes and will be positive following conversion.

     The strategic alliance will result in savings to both companies through increased revenues.

     Export Sales

     The major export product that the Refinery will produce is naphtha. It is expected that the quality of the naphtha will be of a high standard and consequently well suited to the petrochemical industry.

     For the small volumes of gasoline, diesel, MDO and jet/kero fuel that may be surplus to domestic needs, the likely end users are consumers in the Pacific Islands that are currently supplied by refineries located in either Singapore or Brisbane.

     Crude Oil Supply

     On 8 January 2002, InterOil signed a contract with BP Singapore Pty Ltd ("BP") whereby BP will act as the exclusive crude supplier to the refinery.

     Under the Contract:

     -    BP will supply 100% of the crude oil feedstock of the InterOil
          Refinery.

     - InterOil received a bond from BP for US$8.4 million (AU$16.5 million) which will enhance the credit of InterOil with OPIC.

     The contract is affective as of 21 December 2001 and extends for five years following commencement of the Refinery's commercial operations.

2.27 LOGISTICS AND DISTRIBUTION

     The intent is to sell to PNG distributors ex the Refinery gate so that distributors will be able to maximise the benefit of reduced tankage, operations and maintenance costs and working capital. These benefits will be negotiated with the existing distributors to offset any increased distribution costs that may be implied by the distributors picking up product only in Port Moresby. The Refinery also has the potential to change and improve the logistic patterns of refined product distribution throughout PNG by eliminating double handling and reducing storage requirements.

     It is planned that the Port Moresby markets will be supplied by tank truck ex the Refinery with primarily daylight truck loading. Products to be loaded by tank truck would include LPG, gasoline, jet/kero fuel, diesel and MDO. The trucks are contracted by the existing distributors.

     For sales outside the Port Moresby area, the small tanker berth would be utilised. Where the ship is of adequate size the main jetty could be used to allow simultaneous loading at both berths. Both local coastal tankers and barges can be utilised to distribute products, and this will assist in eliminating double handling of products that currently are discharged into one of the main ports and then shipped to other locations that are not accessible by road. Local coastal tankers and barges are available in PNG and would be co-ordinated by the existing distributors and InterOil.

     For naphtha exports, the main jetty would be used and they would be exported in cargo lots of 25,000 to 30,000 DWT. Naphtha exports would only take place every four to six weeks. This shipping frequency is not expected to create a scheduling conflict with crude imports or other exports using the main jetty.

     Exports of products surplus to PNG demand will be sold in regional markets and would be transported in small to medium tankers chartered by the product purchaser.

2.28 MANAGE PRICE VARIATIONS

     Prices and Foreign Exchange Risk

     Once operations commence at the Refinery, the PA imposes a Domestic Market Obligation that will require all existing importers of petroleum products (currently, just the distributors) to buy product from the Refinery instead of importing it ("Import Substitution"). The PNG distributors will be required to pay the IPP for the refinery's refined products and the effect of the risk of movements in the IPP caused by exchange rate movements and refined product prices will flow through as a floating margin, in relation to the underlining crude oil price. Currently, the market addresses this effect on a time-delayed structure.

     Presently, importers of refined products are impacted by a two or three month time lag between order and delivery, which particularly impacts on foreign currency exchange rates. With a local refinery, there will be no timing impacts between current landed cost formula and the IPP in setting the oil price and the US$/K exchange rate (the main components and source of volatility in the formula).

     Foreign Exchange Hedging

     The IPP formula sets the product prices in Kina by including a method by which the US dollar price is to be converted to Kina. This Kina conversion rate is calculated as the average rate for the 20 business days prior to the date of sale of the product, as reported by Bank of Papua New Guinea. InterOil will anticipate a similar rate, and therefore minimise its foreign exchange risk, by forward selling Kina for US dollars over a 20 day period prior to any sale in an aggregate amount to match the amount of an expected sale. This will require some treasury management by InterOil, but a close match should be achievable. However, there is still a margin risk in project earnings.

     Product Price

     An average monthly price for each corresponding Singapore posted product price will apply to corresponding product sales by the Refinery in the following month. InterOil is proposing to closely match this formula in practice by purchasing its crude on the basis that the price paid for any delivery in a particular month be set at the average price for that month. In this way, most of the crude price risk arising from the IPP formula will be eliminated.

     Inventory Management

     At all times InterOil will have an inventory of crude on hand, which will need to be financed and whose value can change with movements in the price of crude.

     The crude contracts require InterOil to pay for crude 30 days from the bill of lading date. The product sales agreements (which are yet to be negotiated) will likely allow InterOil to invoice, with payment due in 20 days from the invoice date. These considerations together with delivery schedules result in a requirement for InterOil to finance a peak crude inventory of approximately 750,000 bbl, which, when meshed with revenue receipts, will require between US$12 million and US$35 million of working capital at an average crude price of US$20/bbl to US$ 30/bbl.

3.   THE UPSTREAM OPPORTUNITY

3.1  EXPLORATION AND PRODUCTION

     InterOil has discovered a new oil system in the Eastern Papuan Basin in PNG. The evidence from two wells shows a good quality reservoir sand and two sources of oil. Based on this, the Eastern Papuan Basin is now proven to be prospective for oil, with the potential for numerous world class oil fields comparable to the Kutubu field (more than 340 million barrels).

     Since the discovery of oil in the Toro Sandstone at Kutubu exploration activity has concentrated on the Toro Sandstone fairway in the Fold Belt and Foreland in the west of PNG. The Kutubu field will produce more than 300 million barrels and Hides contains more than 5 tcf of gas. Despite these world class fields, a combination of factors, including high costs of drilling in the Fold Belt, reduced exploration drilling to one or two commitment wells each year. The Eastern Papuan Basin had been sporadically explored since 1911, but the last well was drilled by Petro-Canada in 1991. The Pale Sandstone had been discovered in 1986 but with only a few outcrop samples the source of sand, its extent and reservoir quality was unknown.

     When InterOil began to look for exploration opportunities in 1998, the Eastern Papuan Basin was open acreage except for a few blocks around the Puri-1 oil discovery. InterOil considered the area to be under explored as the few wells drilled had not been drilled deep enough to test the Pale Sandstone. However, with petroleum potential indicated by numerous oil and gas surface seeps and oil tested at the Puri-1 well, the area appeared to have good potential.

     InterOil obtained two exploration licences in 1999. The key to the business plan has been to find a way to cost effectively explore an under explored frontier area. The implementation of the plan has resulted in InterOil obtaining licences and exploring areas with good logistics and access to the Refinery, and finding tangible evidence of a working petroleum system. InterOil has identified over 30 leads and prospects.

     Two licences were obtained in 1999, Petroleum Prospecting Licences (PPL) 208 and 210. The area stretches from the existing oil export pipeline to the Refinery at Port Moresby. To balance the exploration portfolio, InterOil sought and obtained low entry cost interests in other permits in PNG. InterOil has interests in PPL 199, PPL 200, Petroleum Retention Licence (PRL) 4 and PRL 5.

     PPL 199 is a Fold Belt licence operated by Oil Search near the Paua-1 oil discovery. PPL 200 is an offshore block operated by Talisman, and PRL 4 and PRL 5 are gas condensate fields operated by Santos with potential access to the Refinery by the Fly River.

     The initial phase of InterOil's exploration involved finding, reviewing, reprocessing and interpreting original data (including gravity and seismic). Together with extensive fieldwork, this has established a portfolio of prospects. This initial work, and reports of other Pale Sandstone outcrops, indicated the Pale Sandstone could be a regional fairway. InterOil decided that the best way to explore was to drill Subu-1 and Subu-2.

     InterOil also decided that a new licence was required to include the identified prospects and leads, and applied for additional licence areas. In January 2002, InterOil was awarded PPL 230, which contains the newly discovered oil system and covers 4 million acres. It contains all the Pale Sandstone prospects identified by InterOil as well as other play types including the limestone reservoirs demonstrated by the Puri-1 oil discovery. InterOil is now the largest net onshore acreage holder and operator in PNG with 100% of PPL 230, 220 and 210, which together extend from Port Moresby to the existing oil export pipeline.

     Cost Effective Progress from Exploration to Production

     InterOil has a core team that works closely together, covering geology, geophysics, engineering and commercial aspects. This removes any "functional silos" allowing the traditional exploration process to be questioned and innovative concepts to be thought through. For example, continuous coring of shallow wells provides rock samples (stratigraphic wells) that can give direct evidence of porosity, permeability and hydrocarbons without the cost of casing, logging or well testing. Industry experience suggests continuous coring is the most cost effective drilling system for depths to at least 6,000 ft and potentially 10,000 ft.

     By getting the cost of wells below $1 million, the need to spend time and money on seismic (with a minimum program cost in the order of $2 million to $4 million) prior to drilling is questionable - especially in an area where the key risk issues are reservoir and presence of oil. While acknowledging wells have been drilled in the wrong place, all of the major oil fields in PNG have been found without seismic. Seismic will have a role to play in exploration of deeper structures and in appraisal and development. The InterOil acreage does not have the rugged limestone at the surface which makes seismic acquisition difficult and expensive in the PNG Fold Belt.

     InterOil plans to reduce well costs further by using a multi-well drilling program to gain economies of scale. This requires a portfolio of relatively independent prospects, a low well cost and a commitment to fully explore a number of higher ranked possibilities rather than a single "roll of the dice" on the best looking prospect. InterOil has identified and plans to drill a range of play types to reduce risk and increase the probability of success.

     InterOil was attracted to and obtained licences over areas with logistical advantages of moderate terrain and barge access to infrastructure including the InterOil Refinery being constructed in Port Moresby. This will allow early production, lower cost development, and access to a market for oil production. The InterOil coastal acreage has good road and/or river access, allowing lower operating and capital costs for exploration and development. For example, the economic field size for an oilfield near Port Moresby is estimated to be 10 million barrels, compared to 100 million barrels in the Fold Belt.

     2001 Exploration Results

     Two stratigraphic wells drilled by InterOil, Subu-1 and Subu-2 on PPL 230 have cored over 1,600 ft (492 m) with 1230 ft (375 m) of good reservoir quality Pale Sandstone. The estimated true stratigraphic thickness of the Pale Sandstone is 877 ft (266 m). There are hydrocarbons throughout the Pale Sandstone. Preliminary analyses suggest these hydrocarbons are bitumen residue of oil that appears to be similar to Kutubu, that is believed to be from a Jurassic-age-source. A recent field survey found another exposure of Pale Sandstone that extends the known width of the Pale fairway to more than 40 miles, and a hydrocarbon sample recovered from a fracture suggests a second (Cretaceous or Tertiary age) source. The later source is likely to be still generating oil, increasing the chances of migration into current structures. Both types of crude are light (40-45 deg. API) and low sulphur (<0.5%) suitable for processing in the Refinery.

     CSIRO (the Australian Government Commonwealth Science and Industry Research Organisation) has been contracted to supply specialist technical and research services. Reports received so far indicate:

     -    The key elements of a petroleum system have been identified.

     - Based on the results of testing the Pale Sandstone reservoir quality is regarded as "good".

     - The Pale Sandstone consists of two independent sandstone units. These units were deposited under different settings.

     - The upper Pale Sandstone seal consists of Mesozoic elastics and limestones in addition to the Mendi Group. A shale/mudstone seal exists above the lower sandstone.

     - Testing has revealed the solidified oil samples recovered from the Subu cores are from a similar source to the producing Kutubu and Gobe fields.

     - Testing has revealed the solidified field survey hydrocarbon sample is from a Late Cretaceous or Tertiary terrestrially sourced oil, similar to Gippsland Basin in Australia and Taranaki Basin in New Zealand.

     InterOil Drilling Program

     InterOil has identified 12 Pale Sandstone leads and prospects and 20 other leads and prospects. The size of these leads and prospects cannot be accurately estimated until further drilling and/or seismic operations are conducted, however, large anticlines and seismic and gravity anomalies have been identified. There are three categories of future exploration for the
     Company:

     A.   shallow wells to explore prospects near the Pale Sandstone outcrops;

     B.   deeper Pale Sandstone prospects; and

     C. other exploration play types including the carbonate reservoirs (as demonstrated by the Puri-1 discovery) and shallow prospects defined by seismic data near Port Moresby.

     Over the next 12 months, InterOil is (subject to PNG Government approvals) planning to conduct field surveys, drill at least four shallow wells and a seismic survey. Based on experience of the Subu wells, the shallow wells up to 6,000 ft (1,800 m) could be drilled for less than US$ 750,000 each. The second phase will be additional seismic and an eight well drilling program, starting in 2003. This multi-well program provides a portfolio approach to exploration risk, economy of scale, and accelerates the exploration development time cycle. Using a "fit for purpose" rig will allow eight wells to be drilled at a cost estimated to be less than US$20 million. These cost estimates are comparable with onshore operations in the USA and Australia, and reflect the economies of scale of a multi-well program, the favourable logistics and a cost efficient approach.

     The stratigraphic wells drilled by InterOil demonstrated its ability to effectively conduct operations at low cost and indicate that the cost of drilling wells in the Eastern Papuan Basin can be a fraction of the cost of drilling wells in the Fold Belt.

3.2  BUDGETED EXPENDITURE

     Permit Details

     PPL 157

     InterOil farmed in to PPL 157 in 1998 and funded 20% of the Stanley-1 well. This gave InterOil 20% of the existing reserves as well as the exploration potential. PPL157 has gascondensate discoveries at Elevala, Ketu and Stanley and oil shows at Kiunga.

     The initial licence term has been extended for a further five years from June 3, 1999, and the joint venture applied for, and was granted, Petroleum Retention Licences ("PRL") 4 and 5 over the Elevala/Ketu and Stanley fields.

     After study and review of existing data the joint venture agreed to relinquish the remaining exploration acreage. This was finalised on 12 February 2002.

     PRL 4/5

     PRL4 / PRL5 were granted on September 1, 2000 and February 15, 2000 respectively. These licences cover the Stanley, Ketu and Elevala gas-condensate fields.

     The Stanley 1 well was drilled and suspended in February 1999 as a gas-condensate discovery. The well is located close to the all-weather road from Kiunga to Ok Tedi. This location enabled the well to be drilled at the low cost of US$6 million. Original gas in place in the permit has been estimated by the operator to be in a range up to 1,600 billion cubic feet ("bcf") or 1.6 trillion cubic feet ("tcf") and several 10 of millions barrels of associated condensate reserves (depending on development methods and other factors). In addition, there exists the potential for oil below the gas cap in Elevala.

     The excellent access to the location will reduce development and operating costs, with development possibly being significantly improved by the potential to barge the petroleum liquids down the Fly River to the Refinery in Port Moresby.

     PPL 199

     PPL 199 is close to the Kutubu, Agogo and Moran oilfields and production infrastructure. The regional studies completed during 1999 have resulted in the delineation of four leads. A stratigraphic model was developed that supports the expectation of significantly better reservoirs than previously determined.

     PPL 200

     Geophysical studies completed during 1999 over the licence PPL 200 have confirmed the Flinders prospect as a very large gas-condensate play.

     The prospect is a low relief four-way dip closure with an associated amplitude anomaly. Geophysical attribute analysis suggests that the amplitude anomaly is caused by gas-saturated sandstone.

     Oil Search, the largest participant in the licence with 50%, recently stated "Potential reserves in the Flinders prospect are in the order of 1.7 tcf and 150 mmbls condensate".

     The Flinders prospect is adjacent to the Pasca field that demonstrated a high condensate yield. A high condensate yield significantly improves gas field economics. PPL 200 is ideally located to take advantage of the PNG-Queensland Gas project infrastructure that would provide access to the Australian gas market.

     PPL 210: (INTEROIL 100% AND OPERATOR)

     PPL 210 covers an area that includes the Refinery site, with road access to the prospective locations.

     This proximity to Port Moresby means that even a modest gas discovery would be economic for a pipeline to the Refinery and electrical power generation in Port Moresby. A small oil discovery this close to the Refinery would be economic with low development, operating and transport costs.

     PPL 210 was awarded on 11 February 1999. In the first two years of a six year initial term, exploration activity focused on the compilation of the regional geological database and reprocessing of seismic lines previously acquired over parts of the licence. Future works will either be additional seismic acquisition and processing to locate an exploration well, or a stratigraphic well to determine reservoir potential.

     PPL 220: (INTEROIL 100%)

     PPL 220 was awarded to InterOil on September 4, 2000 for an initial six year term. The licence is well located to receive hydrocarbons that have migrated out of the adjacent Omati and Aure Trough areas. The reservoir is expected to be provided by Eocene carbonates or Miocene reefs which are known to contain hydrocarbons in nearby wells. Little exploration work has been done in this area for more than 20 years and application of modern technologies should result in a considerably improved appraisal. The flat nature of the terrain means that low altitude airborne geophysical exploration methods, eg. gravity and magnetics, may be appropriate. A review of prospectivity will be completed in mid 2002.

     A gas discovery in PPL 220 could be transported economically to Australia through the proposed PNG-Queensland Gas Project infrastructure. Barge transport of oil to the InterOil Refinery near Port Moresby would be facilitated by the presence of several rivers which exit to the sea through PPL 220.

     PPL 230 (Formerly PPL 208)(InterOil 100% and Operator)

     InterOil identified the potential in this area and applied for the licence, which was awarded in April 1999. InterOil owns 100% of the venture and is the operator.

     Increased understanding of the geology led to the application for a larger area PPL 230 and this licence was awarded on 25 January 2002. The new licence superseded PPL 208 and required the surrender of PPL 208.

     InterOil identified the potential in this area and applied for the PPL 208 licence, which was awarded in April 1999. A joint venture was formed with InterOil (50%), Oil Search (25%) and Woodside (25%). Oil Search and Woodside withdrew at the end of Year 2. InterOil continued into Year 3, and was rewarded with encouraging results from the stratigraphic wells and field surveys which indicate a new oil system in the Pale Sandstone.

     There are numerous oil and gas seeps in the area, and large surface structures suggest the potential for large oilfields. A number of shallow bore-holes encountered oil and gas shows. Gas discoveries have been made in and around the licence at Tovala, Kuru, Barikewa, Uramu and Bwata. The Gobe oilfields are about 100 miles to the northwest of the licence, and the Puri-1 well is located in PPL 230. PPL 230 has the potential for large oilfields, with initial estimates suggesting there are at least 11 structures that could each contain 60 to 500 million barrels.

     The licensed property is connected by road to the Refinery site near Port Moresby, and navigable rivers penetrate inland to the prospective areas. This favourable location will result in significantly lower drilling and development costs compared to existing operations in the highlands.

4.   PROJECTIONS

     As set out in earlier sections of this document, InterOil expects that the construction of the refinery will take approximately 20 months following Financial Close with OPIC which occurred on March 28, 2002. InterOil does not expect to earn any revenue, other than interest, in this period, but will look at opportunities to accelerate cashflow.

     InterOil has prepared a comprehensive 30 year financial model based on the Company's business plan. The model allows for variability in all major revenue, operating and capital costs assumptions. Constant US dollars are used because even though InterOil will receive all of its PNG IPP revenues in Kina, these will be converted to US dollars. The model is based on equity and debt funding.

     The business plan assumes an initial 30,000 bpd crude charge rate ramping up to 32,500 bpd by the beginning of year 3, with the stream factor progressively increasing from 94% to 96%. This will give an average daily crude consumption of 31,264 bpd from year 3 onwards. After allowing for refinery crude usage and process losses of 3.8% the refined product output will be 30,013 bpd.

     InterOil is targeting higher assumptions not reflected in these assumptions because Clough will be providing a production guarantee of 32,500 bpd within 90 days, and a 96% stream factor is more standard for a light sweet crude refinery.

     Revenue assumptions are based on the Singapore Refinery Price -- Kutubu spread for the various products averaged for the past six years. This covers a period of both high and low crack spreads.

     The net present value ("NPV") and internal rate of return ("IRR") of the Project at the commencement of construction, assuming a two year construction period and 30 year life, is shown in the following table. The discount rate is a real US dollar unlevered after-tax rate.

     Table 4.2 Unlevered NPV and IRR of the Project

NPV:          US$267 million       @ 8% discount rate
              US$192 million       @ 10% discount rate
              US$138 million       @ 12% discount rate
IRR:   23%pa unlevered after tax

4.1  SENSITIVITY ANALYSIS

     A sensitivity analysis based on a 100% interest in the Project is summarised in the following table. All valuations are after-tax before leverage at a 10% discount rate. InterOil has run sensitivities on other variables such as capital cost, stream factor, plant operating costs and crude oil prices. Changes in these variables affect the base NPV by around plus or minus 12%.

     Table 4.3 Sensitivity Variables and Effects

                                                              Annual *      NPV      IRR       %
                                                              Cash flow   (US$ m)    %PA    Variance
      Parameter                                                (US$ m)                      Base NPV
----------------------------------------------------------------------------------------------------
A. Base case valuation   ? Crack spreads +10%                      46.9       192    23.0%         -
B. (at 10% discount)     ? Crack spreads -10%                      50.5       217    24.6%     +13.0%
C. B Crack spread:       ? Naphtha sold at MOPJ - US$2             43.2       168    21.4%     -12.5%
   US$3.32/bbl           ? Naphtha sold at MOPJ flat               44.0       173    21.8%      -9.9%
D. Naphtha: MOPJ -       ? Discount rate + 1 % to 11 % rate        49.7       212    24.2%     +10.4%
   US$1                  ? Discount rate -1 % to 9% rate           46.9       163    23.0%     -15.1%
E  Economics             ? Kina:US dollar exchange rate            46.9       227    23.0%     +18.2%
F. E. Exchange Rate      at US$0.40 flat
                         ? Kina US dollar exchange rate            44.9       177    22 1%      -7.8%
                         at US$0.50 flat
                                                                   45.4       181    22.4%      -5.7%

     * Average annual after-tax cashflow in first five years after practical completion.

     Analysis of Sensitivity Changes

     Crack spreads -- The crack spread is one of the key elements impacting the economics of this and all other refineries. The base case uses average crack spreads for all products based on a six year average between June, 1993 and May, 1999. This covers a period of both high and low crack spreads. Increasing the crack spread from the base case by 10% results in a strong 13% increase in the NPV and the IRR rises to nearly 25%. A 10% decrease in crack spread results in a 12.5% decrease in NPV and results in an IRR of around 21%.

     Naphtha -- InterOil will be negotiating a contract for sale of naphtha to Asian purchasers. The Company expects to be able to negotiate a pricing mechanism giving a Mean of Platts Japan ("MOPJ") minus US$1.00 bbl, and this spread has been assumed in the base case. However, should the Project sell at MOPJ minus US$2.00/bbl, the economics are moderately affected, resulting in a 9.9% decrease in NPV and a reduction in the IRR to 21.8%. Every US$1.00 improvement/decrease in spreads to MOPJ flat translate into a 10.4% improvement/decrease in NPV.

     Discount rate -- The Project NPV is very sensitive to the discount rate and with a +/-1% swing in discount rate, varying NPV by -15% to +18%. This is not unexpected for resources projects with high capital costs constructed over two years and long-life cash flow streams.

     Exchange Rate -- The base case model assumes a US dollar/Kina exchange rate of US$0.7490 (ie. the six year average on the same basis as crack spreads have been shown). However, the Kina recently has traded less than its historical average, in the US$0.30-US$0.40 range. Notwithstanding this almost 50% drop in the value of the Kina, the NPV of the Project is reasonably robust only falling approximately 7.8%. The decrease in the value of the Kina mostly impacts the value of the margins earned in PNG.

     Return on Investment

     With the Refinery selling product at IPP and buying crude at market, the gross margin will be determined by the margin between IPP and Kutubu crude. The financial model forecasts an average annual net cash flow over the first five years of operation before interest and after tax (there is no tax for the first five years) of US$47 million which will provide a 23% IRR on the capital cost of the Project after tax and before debt service. Target forecasts reflect annual cashflow of US$75 million before interest and after tax, but these can not be guaranteed.

5.   THE INTEROIL GROUP - CORPORATE STRUCTURE

5.1  INTEROIL GROUP HISTORY

     InterOil Corporation (InterOil) was formed as the result of an amalgamation in 1997 of Cybermind Group Inc. ("Cybermind") and South Pacific InterOil Limited ("SP InterOil Canada") in conjunction with special warrants noting exchange rights granted to shareholders of SP InterOil Canada. Cybermind was an inactive company with nominal assets and liabilities with 157,147 common shares on issue.

     SP InterOil Canada had 16,266,667 shares on issue and net assets of US$46,391,237, consisting of the oil refinery at cost and deferred project costs of US$39,688,551 and cash equivalents of US$6,702,686.

     The amalgamation of Cybermind and SP InterOil Canada to form InterOil Corporation was achieved by an equal exchange of shares of InterOil for shares in Cybermind and SP InterOil Canada, thus resulting in InterOil having 16,423,814 ordinary shares on issue.

     Simultaneously with the amalgamation and as part thereof, SP InterOil Canada issued an Offering Memorandum to raise up to US$52,725,000 by the issue of special warrants at USD 14.25 each. Each special warrant converted to one share InterOil as part of the amalgamation process. Other options exist at US$2.75 to US$4.5 per share.

     At the completion of the amalgamation process InterOil had 20,186,870 shares on issue.

5.2  GROUP SHAREHOLDING

     The diagram on page 38 details the shareholding InterOil has in each of its subsidiaries as at 31 December 31, 2001. It is recommended that intending investors read the InterOil 2001 Annual Report and financial statements to gain a full understanding of the inter-relationships between the various shareholdings. As an aid, the situation is summarised as follows:

     -    InterOil has 20,186,870 shares on issue;

     - the Board has entered into an agreement with Petroleum Independent and Exploration Corporation ("PIE"), the manager of SP InterOil LDC (SPI), to exchange on a one for one basis shares in SPI for fully paid shares in InterOil. This election may be made by the shareholder at any time. There are 5,000 shares in this category;

     - Enron Papua New Guinea Limited holds 897,536 participating non-voting shares in EP InterOil Limited ("EPI"), a Cayman Island corporation.

     - in addition to the above, InterOil has at 31 December 2001 on issue 1,165,600 options exercisable at US$2.75 per share to US$7.00 per share.

     The Board further advises intending investors that it is probable that it will grant the exchange rights to any new shareholders, who subscribe for shares in SPI as part of the funding of the Refinery project, the right to exchange their shares in SPI with shares in InterOil. In this case the new shareholders will subscribe cash for the shares in SPI.

     InterOil was amalgamated under the Business Corporations Act of the Province of New Brunswick, Canada by articles of amalgamation dated 29 May 1997. The InterOil Group is comprised of four distinct companies: the public company InterOil Corporation ("IOC"), the holding company SP InterOil LDC ("SPI"), EP InterOil Limited ("EPI") and InterOil Limited ("IOL"). These companies were formed to facilitate the development of the Project in PNG and to utilise various tax incentives available to the Company. For efficiency, all four companies have integrated, shared management.

     SP InterOil, LDC (SPI) was incorporated under the International Business Companies Act. 1989, of the Commonwealth of the Bahamas ("the Bahamas") on 22 November 1996. The registered office of SPI is located in Nassau, the Bahamas. SPI was formed under the laws of the Bahamas to facilitate investment and to maximise the tax advantages available to its investors. The General Manager of SPI is PIE Corporation, a privately held company registered in Texas, USA and incorporated in 1981. The management fee at that time was US$420,000 per annum. PIE specialised in drilling, completion and crude oil production in the south-western United States. The primary locations for these activities have been in Texas and Oklahoma. Mr Phil E Mulacek is the president and majority shareholder of PIE Corporation.

     During the development of InterOil Group, SPI negotiated the purchase of the refinery assets, which included a modular crude unit, a reformer and two ocean going American flagged steel deck barges. After acquiring the equipment, SPI directed the dismantling, loading and transportation of the equipment of the Texas Gulf coast.

     EP InterOil Limited (EPI) was incorporated under the Companies Law of the Cayman Islands in 1996 and was the vehicle established to form a joint venture with Enron PNG (EPNG). Its registered office is located in Grand Cayman. Currently, SPI controls EPI, with 100% of the voting stock, as EPNG has taken a passive role in the joint venture.

     EPI has entered into a lump-sum turn-key EPC Contract with it's subsidiary
     (IOL) which includes a process and completion guarantee. EPI has also negotiated the purchase of the utility generation equipment that will be used at the refinery and has commissioned the work to prepare the equipment movement and installation at the refinery location.

     InterOil Limited (IOL), incorporated in Papua New Guinea, was formed in 1994 and renamed in 1998 to run the Refinery once the Project is completed. Its registered office is situated in Port Moresby. IOL has played a very active role in working with the PNG government to obtain the permits and certificates required under the project agreement and has also obtained a 99 year lease on the site that will serve as the Refinery location. IOL has received Pioneer status in PNG. This grants a five year income holiday to IOL.

     The management situation of the Group can be summarised as being controlled by the management of InterOil. The minority shareholders in the subsidiary companies do not have sufficient votes to change the activities of a subsidiary.

                                  [FLOW CHART]

6.   MANAGEMENT DISCUSSION AND ANALYSIS

     The following discussion and analysis by management of the 2001 financial condition and financial results for InterOil Corporation (the "Company") should be read in conjunction with the audited financial statements and the accompanying footnotes.

     Company Purpose and Mission

     The Company's primary asset is its 99.9% ownership in SP InterOil, LDC
     (SPI), a privately held Bahamas corporation. The major focus of both companies is to develop a vertically integrated niche energy organisation in Australasia, with particular emphasis in PNG and the near region surrounding PNG.

     SPI presently owns approximately 97% of a Cayman Island corporation, EP InterOil, Ltd ("EPI"). EPI, which together with its wholly owned PNG subsidiary, is developing a 32,500 barrel per day oil Refinery and related business operations. The Refinery complex will be located across the harbour from Port Moresby, the capital of PNG.

     Status of Project

     During 2001 the company completed the bulk earthworks and site preparation for the refinery and built a causeway, which will provide berthing for ships up to 100,000 dwt.

     The project is utilising proven equipment, which was formerly owned and maintained by a major US oil company. The Company is currently refurbishing and upgrading this equipment to "as new" condition. Concurrent with the plant refurbishment and construction the Company is constructing a tank farm, marine jetty and ancillary facilities on the project site in PNG. Once the plant is mechanically completed, the construction contractor, Clough Niugini, will commence commissioning and testing.

     Initial site work was completed during April, 2001. Detailed engineering has been largely completed and minor equipment fabrication has largely commenced. The entire EPC agreement is a lump sum turn-key contract with Clough Niugini, totalling approximately US$93 million was signed on March 25, 2002.

     A Project Agreement with the Independent State of PNG and the Shell marketing and distribution contracts have already been obtained which give the project access to the PNG and near region refined oil product markets and access to crude oil produced in PNG. In addition, the Company signed a contract with BP Singapore PTE Ltd who will act as the exclusive crude agent for the Refinery, responsible for purchase for purchase and delivery of all crude oil requirements. The Company was successful in obtaining a US$85 million loan debt funding commitment from the Overseas Private Investment Corporation ("OPIC"), an agency of the United States Government, which carries the "full faith and credit of the US Government" as its financial backing. The Company completed the agreements with OPIC in June 2001 and the first draw on the loan took place on March 28, 2002.

     Liquidity and Capital Resources

     The Company ended fiscal year 2001 with approximately US$18 million in cash and near cash assets. This compares with approximately US$25 million at December 31, 2000. Cash reserves were spent on efforts to obtain project financing, development costs, marine works and site preparation certain oil and gas exploration expenses and administrative costs.

     Fixed assets include the Company's proportionate interest in the Crude Unit and Reformer/Desulphurisation Unit, two ocean-going barges, and various capitalised oil and gas exploration costs.

     The project's largest commitment is the EPC contract entered into on March 25, 2002 with Clough Niugini for the construction of site works and erection of the Refinery in PNG. This contract will commit the Company to pay a total lump sum price of US$93 million. In addition, the company entered into a contract with Gulf Copper and Manufacturing, Texas to refurbish the refinery at a cost of approximately US$3.2 million. The work in progress has been completed on time and on budget to date. All warranties for the refurbishment will be novated to the contractor and the Contractor remains the single point guarantor of the refinery's production capacity.

     Depending on the timing of the trade cycle and price of crude oil, the Company will need a revolving working capital facility between US$12 million and US$30 million in support of operations.

     Earnings

     The Company did not have any net earnings from operations during 2001. The Company's net loss of US$3.3 million reflects the consolidated costs of administrative, energy exploration and other expenses during the year.

     Outlook

     The Refinery Project has completed the development stage and has achieved signficiant milestones to ensure successful project completion. During 2002, the Company will commence construction of the Refinery, Tank Farm and site infrastructure with formal testing and commissioning of the plant in 2003. The Company is targeting Refinery construction to be completed at the end of 2003, at which time the Refinery commissioning and operations will commence.

     On the Upstream side, proving up the reserves on the Company's Petroleum Production and Licences should add great value and diversity to the company.

7.   FINANCIAL INFORMATION

7.1  ACCOUNTING REPORTS

     InterOil has been a public entity since May, 1997 and has published audited annual reports each year commencing January 1, 1997. The Company's financial year ends on December 31, and the accounts are produced in accordance with generally accepted accounting principles applicable in Canada.

7.2  SELECTED CONSOLIDATED FINANCIAL INFORMATION

     Three Year Results

     The following table sets forth certain consolidated financial information for the InterOil Group for the financial years ended December 31, 2001, 2000 and 1999.

     Table 5.1 Consolidated Financial Information

   YEAR ENDED DECEMBER 31,2001         2001          2000        1999(1)
=========================================================================
Total revenue                         1,059,944    2,249,599    2,209,784
Net profit (loss)                    (3,279,196)    (439,346)    (894,334)
Net profit (loss) per share               (0.16)       (0.02)       (0.05)
Total assets                         97,297,583   97,956,697   98,494,808
Long-term debt                              nil          nil          nil
Cash dividends declared per share           nil          nil          nil

1. During the 1999 financial year, InterOil's interest in SPI was increased as a result of SPI common shareholders exchanging their common shares for common shares of InterOil. At 31 December, 1999, InterOil held 99.9% of SPI.

7.3  WORKING CAPITAL

     The Company believes it has sufficient working capital from its own resources and from borrowings, details of which are set out in other sections of this memorandum, to carry out its stated objectives.

7.4  SUMMARY 2001 FINANCIAL INFORMATION

     Abridged versions of the consolidated balance sheet as at December 31, 2001 and the statement of income deficit are set out below. The audited financial statements for the financial year ended December 31, 2001 is incorporated with this document.

     Table 5.2 Balance Sheet as at December 31, 2001

                          US$m
                         =====
Cash and equivalents      17.7

Other current assets       1.3

Oil and gas properties     2.1

Refinery equipment        76.2
                         -----
TOTAL ASSETS              97.3
                         =====
Current liabilities        4.2

Minority Interests         6.5

Shareholders' funds       86.6
                         -----
TOTAL                     97.3
                         =====

     TABLE 5.3 STATEMENT OF INCOME AND DEFICIT FOR THE YEAR ENDED DECEMBER 31, 2001, 2000 AND 1999

           US$M             2001   2000   1999
==============================================
Revenue investment income    1.1    2.2    2.2
EBIT (loss)                 (3.3)  (0.4)  (1.0)
Non controlling interest       -      -    0.2
Net Profit before tax       (3.3)  (0.4)  (0.8)

8.   DIRECTORS

     PHIL E MULACEK

     is the Chairman and Chief Executive Officer of InterOil. Mr Mulacek is the found of PIE Corporation based in Houston, Texas, USA. Mr Mulacek earned his degree in Petroleum Engineering from Texas Tech University in Lubbock. PIE Corporation was established in 1981 for the purposes of oil exploration, drilling and production. PIE Corporation operated across the south-western potion of the USA, with more than 90 wells developed at depths from 1,500 feet to 26,000 feet. PIE Corporation also has experience in project management of drilling and production, crude oil treatment and blending facilities. For the past four years, PIE Corporation has lead the development of the project and the commercial activities to secure economic viability.

     CHRISTIAN VINSON

     has been the Chief Operating Officer for InterOil since 1995. He earned an Electrical and Mechanical Engineering degree from Ecole d'Electricite et Mecanique Industrielles, Paris, France. He also has extensive expertise in computer automation of electrical and mechanical systems and is proficient in CNC and OPLC hardware and programming. Before joining PIE Corporation, he was the Service Manager with NUM Corporation in Naperville, Illinois, USA, where his responsibilities included establishment of the Company's first USA subsidiary office. Look at the one on the website. Mr Vinson has been responsible for securing the 30 year Refinery Project Agreement with the Government of PNG and obtaining all permits and approvals. He is the in-country Director responsible for Government and Community Relations and Corporate Development.

     ROGER GRUNDY

     is a director of InterOil and services as the Technical Director for the project. Mr Grundy is the Managing Director of Breckland Ltd, a UK based engineering consulting firm, and is an internationally recognised expert in the area of Refinery efficiency. Mr Grundy has more than 30 years experience in all areas of oil Refinery operations and construction and has acted as a consultant to more than 115 existing refineries on six continents for the major oil companies, independents and the World Bank. Mr Grundy's knowledge and Refinery industry contacts have been of great assistance in securing a management team and structure to ensure a successful project.

     GAYLEN J. BYKER

     is President of Calvin College, a liberal arts institution of higher learning, located in Grand Rapids, Michigan, USA. He has obtained four university degrees including a PhD (doctorate) in international relations from the University of Pennsylvania and a JD (law) from Michigan University. Dr Byker is a former partner of Offshore Energy Development Corporation ("OEDC") where he was Head of Development, Hedging and Project Finance for gas exploration and transportation projects offshore USA. Prior to joining OEDC he was Co-Head of Commodity Derivatives, Phibro Energy, Inc., as subsidiary of Salomon, Inc. and Head of Commodity-Indexed Transactions Group, Banque Paribas, New York, with worldwide responsibility for hedging and financing transactions utilising long-term commodity price risk management. Dr Byker was Manager of Commodity-Indexed Swaps and Financings for Chase Manhattan Investment Bank, New York and was also an associate attorney at Morgan, Lewis and Bokius in Philadelphia, Pennsylvania, USA.

     G. MICHAEL FOLIE

     has had a distinguished career as an executive in the resource sector. He held a number of senior executive positions with Shell Australia Limited and its subsidiaries from 1979 to 1994 where he was involved in all aspects of Shell's Australian businesses, including investments in PNG, oil refineries and chemical plants. From 1990 - 1994, Dr Folie was a director of Shell Australia, involved in all of Shell's operations, including oil products and refining. From 1994, he was Managing Director and CEO of Australian Stock Exchange listed Acacia Resources Limited until it merged with AngloGold in January 2000. Dr Folie was a director of the Export Finance and Insurance Corporation - "EFIC", an arm of the Australian Federal Government, from 1994 to 1997. Dr Folie obtained a PhD in Civil; Engineering from Southamption University and currently resides in Melbourne, Australia.

9.   RISK FACTORS

     The securities of the Company are speculative in nature and involve a high degree of investment risk. Before making an investment in the Company, each prospective investor should give careful consideration to the following risk factors inherent in and effecting the business of the Company and this document. While the Company believes the following to be comprehensive, it may not include all of the risks that may be encountered by the Company.

9.1  NO OPERATING HISTORY: NO ASSURANCE OF FUTURE SUCCESS OR PROFITABILITY

     The Company is a new venture and has no operating history. The likelihood of the success of the Project and the Company must be considered in light of the risks inherent in, and the difficulties, costs, complications and delays frequently encountered in, the establishment of the new project. The Company may encounter unforeseen difficulties or delays in the development of the Project and in the production, marketing or sale of its products. Accordingly, there can be no assurance of the future profitability of the Company. The crude unit and the reformer have operated in the past in other locations. The crude unit and the reformer will be refurbished and reconditioned to take into consideration the type of crude oil and operating conditions that InterOil expects to encounter in PNG. However, there is no history of operating the Refinery in PNG.

9.2  EXISTENCE OF MARKETS

     Pursuant to the PA, the PNG Government has agreed to use all reasonable endeavours to ensure that InterOil will have a first right to supply the domestic market for petroleum products. InterOil estimates that approximately 60% of the output of the Refinery will be used to supply the domestic market. The Company plans to export the balance of the production.

     The Company estimates that the refinery will be able to supply the near region at prices lower than the existing suppliers to these markets due to its proximity to these markets which is expected to result in lower transportation costs. However, only one contract to supply export markets (with Royal Dutch Shell) has been negotiated at the date of this document.

9.3  ACHIEVEMENT OF PROJECTED REVENUES

     The PNG Government regulates the price at which refined petroleum products are imported into PNG, referred to as IPP, and also regulates the maximum margin that can be charged at various levels in the supply chain for gasoline, diesel, kerosene and jet fuel. These petroleum products make up approximately 75% of the projected domestic market demand during the forecast period. The Company has assumed that InterOil will supply all of the domestic demand for these petroleum products and other petroleum products (which include LPG, jet/kero, gasoline, diesel and MDO) in PNG by charging prices that are at IPP to the PNG distributors and a portion of revenue will come from direct sales in PNG. There is no guarantee that prices used in the financial projection will be attained due to competition or fluctuations in foreign currency exchange rates.

     Similarly, the Company has estimated that it will be able to charge prices in the export markets that are less than those charged by current suppliers to those markets. Whilst the majority of exports are contracted with subsidiaries of Royal Dutch Shell. There is no certainty that these prices will be attained on all exports.

     Further, the PA provides that if there is more than one refinery operating in PNG during the term of the PA, the right to supply the domestic market will be shared by the refineries in proportion to their refining capacities.

9.4  CAPITAL COST OF THE REFINERY

     The cost of refurbishing the Refinery, transporting them to PNG and constructing the related infrastructure has been estimated by the Company. The Company has signed a lump sum turn-key contract for the Engineering, Procurement and Construction of the Refinery and support facilities. The estimation process has included consultation with independent experts in refinery operation and construction. However, the actual costs of completing the required work to bring the Refinery into production may vary significantly from the estimates made prior to the commencement of the work.

9.5  AVAILABILITY OF FINANCING

     All legal documentation between OPIC and InterOil has been completed. First draw down of US$31 million from the OPIC loan facility occurred on March 28, 2002.

9.6  POLITICAL RISK

     The Company will be developing the Project and conducting its oil refinery operations in PNG. There is no assurance that future political and economic conditions in PNG will not result in the PNG Government adopting different policies affecting the oil industry or the Project than those currently in place. Any such changes in policy may result in changes in laws affecting ownership of assets, taxation, environmental protection or labour relations which may affect the Company's ability to complete the Project or conduct crude oil refinery operations. In addition, although InterOil has been awarded a certificate under the Investment Promotion Act, 1992 permitting the expatriation of funds, there can be no assurance that this certificate will not be revoked in the future. InterOil and OPIC have secured a Consent Deed from the Government of Papua New Guinea confirming the Project Agreement and other rights, but any agreements could be tested in the future.

9.7  LICENCES AND PERMITS

     The operations of the Company require licences and permits from various governmental authorities. The Company believes that it holds or will hold all necessary licences and permits under applicable laws and regulations in respect of its operations in PNG and believes it will be able to comply in all material respects with the terms of such licences and permits. However, such licences and permits are subject to change in various circumstances. There can be no guarantee that the Company will be able to obtain or maintain all necessary licences and permits that may be required to commission its oil refinery facilities or to maintain continued operations that economically justify the cost.

9.8  OPERATIONAL HAZARDS AND RISKS

     Operations in which the Company has or may in the future have a direct or indirect interest will be subject to all the hazards and risks normally incident to the refining and processing of oil, any of which could result in damage to or destruction of refining facilities, damage to life and property, environmental damage, and possible legal liability for any and all damage.

9.9  UNINSURABLE RISKS

     In the course of refining and processing of oil, certain risks and, in particular, unexpected or unusual geological operating conditions including fires, flooding and earthquakes, may occur. It is not always possible to insure against such risks and the Company may decide not to take out insurance against such risks as a result of high premiums or other reasons. Should such liabilities arise, they could result in increasing costs and a decline in the value of the securities of the Company. The Company intends to obtain insurance against risks, although insurance against all types of risks including political risks may not be available or may cost more than the Company is willing to pay. The Company has secured a number of insurance policies as a condition of the OPIC loan, and will continue to secure available insurance.

9.10 COMPETITION

     The Company will compete directly with other oil refining and distribution companies, many of which have greater financial and other resources than InterOil. There can be no guarantee that these competitors will not use predatory strategies in an attempt to out manoeuvre the Company. Such actions may have short and long-term materially adverse effects on the Company's forecasts. The Company does feel that this risk is reduced with the alliances with Royal Dutch Shell and BP Singapore Pte Limited.

9.11 ENFORCEMENT OF LEGAL RIGHTS

     The Company is a corporation organised under the laws of New Brunswick Canada and the Company's principal office is located outside of Australia. All of the major assets of the Company are located outside of Australia and the United States of America, as a result, it may not be possible to satisfy a judgement against the Company outside of Canada or Papua New Guinea.

10.  STOCK EXCHANGE INFORMATION

     InterOil's shares have traded since November, 1999 on the POMSoX and have been listed as an ASX derivative (Chess Depository Interest "CDI") since August 2000. Ten GDIs are equivalent to one share. InterOil obtained a listing on the CDNX (TSX Venture Capital on April 12, 2002.

     Neither market is liquid but the directors consider that the trading on POMSoX is too small to be representative.

11.  PAPUA NEW GUINEA

11.1 GENERAL

     Papua New Guinea is an English-speaking country located in the South Pacific. PNG extends over 1,300km from north to south and comprises the eastern part of the island of New Guinea as well as the Bismarck Archipelago (New Britain, New Ireland and Manus) and the northern part of the Solomon Islands. Altogether, PNG covers an area of approximately 178,700 square miles in the south-western Pacific, of which approximately 85% is on the main island of New Guinea.

     The estimated population of PNG in 1998 was 4.6 million. The country's capital is Port Moresby, which has an estimated population of 350,000. PNG is a rural-based society, with approximately 84% of the population living in rural areas. The population growth has been approximately 2.3% per annum over the past decade. Annual per capita income is estimated to be less than US$1,000.

     The unit of currency in PNG is the Kina which, when it was introduced in 1975, was on a par with the Australian dollar. On October 4, 1994 the PNG Government floated the Kina. The current exchange rate is approximately:
     Kina 1 = US$0.36 and A$0.55.

     The ethnic composition of PNG is complex, comprising more than 700 ethnic groups who speak over 700 languages. There are three official languages:
     English, Pidgin and Hiri Motu. English is the principal language of government, commerce and education.

11.2 GOVERNMENT ORGANISATION

     The Independent State of Papua New Guinea came into existence in September, 1975 when the former Australian colony of Papua and the United Nations Trust Territory of New Guinea (which had been under joint Australian administration since the Second World War) gained independence. PNG is a constitutional democracy. It has a detailed written Constitution under which the National Government (comprising the National Parliament, the National Executive and the National Judicial System) is constituted. This is based on the British parliamentary system with a clear separation of powers between the legislature, the executive and the judiciary.

     The Constitution also provides for the decentralisation of power to the provinces. Provincial governments have assumed responsibility for such things as education, primary industry, business development and provincial works and have the power to impose a limited range of indirect taxes. The National Government retains overall financial control and is responsible for such things as police, defence, foreign relations and trade, higher education and hospitals. Provincial governments are mainly funded by grants from the National Government.

     There are many political parties and alliances in PNG. The political system is not therefore dominated by a single party, or by two main parties competing for power, as in other countries. Instead, political allegiances are based on locality, personal ties and patronage rather than on ideology or sets of policies. As a result, politics are marked by fluidity involving frequent defections, shifting loyalties and unstable coalitions. The last parliamentary election took place in 1997 and the next is due in 2002.

     PNG is a member of the Commonwealth of Nations, the United Nations, the International Monetary Fund and the World Bank. In addition, it is a member of several regional bodies and associations including the Asian Development Bank and the Asia Pacific Economic Co-operation forum.

11.3 OIL INDUSTRY

     PNG has a rich natural resource base, including major gold and copper deposits, significant oil and natural gas reserves, large areas of agricultural land and extensive forest and maritime fisheries. PNG is one of the world's few oil producing countries which does not have domestic refining capacity. PNG currently produces approximately 80,000 bpd of sweet crude oil. Recent finds, including the Moran and Gobe discoveries, increased domestic reserves significantly but production is currently declining as fields are depleted. The primary refined products demanded by PNG consumers are diesel and leaded gasoline, primarily used by passenger and commercial vehicles. Industrial fuel oil is consumed by the country's large mining projects while jet fuel is required by PNG's growing aviation industry. The total refined product demand during 1999 was estimated at approximately 17,000 bpd.

     The primary oil producing region in PNG is found in the highlands some 300 miles west of the capital city of Port Moresby. The oil producers, led by Chevron, have established a pipeline linking production to an offshore loading buoy (Kumul Terminal) in about 10 fathoms of water (20 metres), too shallow for large tankers.

     The country has, for many years, been dependent on outside capital investment for the development of its natural resources. This development has led to strong economic growth, with present projections of domestic economic growth of between 5% and 10% per annum.

     The Bank of Papua New Guinea, the country's central bank, administers foreign exchange control under the Foreign Exchange and Gold Regulations Act. Mining and petroleum companies are permitted to hold a portion of their foreign currency earnings in foreign currency accounts (either onshore or offshore) in order to meet debt service obligations, commitments to pay for goods and services and the payment of approved dividends. Provided that exchange control approval has been granted in the first instance, overseas loan repayment is permitted freely. Bank of Papua New Guinea approval is necessary for dividends and profits to be remitted to overseas investors.

11.4 LEGAL FRAMEWORK

     The laws of PNG consist of:

     -    the Constitution;

     - the Organic Laws (ie., supplementary constitutional laws), being laws passed by the National Parliament by, and only capable of amendment by, a special majority;

     -    the Acts of the National Parliament;

     - emergency Regulations, being laws of limited duration made by the National Executive to deal with an emergency;

     -    laws made under or adopted by the Constitution; and

     -    the underlying law.

     Laws made under the Constitution include laws made by the provincial governments, which, under the Organic Law on Provincial Government, have limited legislative power. In relation to renewable and non-renewable resources, this is a concurrent power with the National Parliament and can only be used to make a provincial law so far as it is not inconsistent with any Act of the National Parliament.

     The underlying law is derived from the common law of England, which was adopted on independence, and from custom.

12.  ADDITIONAL INFORMATION

12.1 DESCRIPTION OF SHARE CAPITAL

     Common Shares

     The holders of common shares are entitled to one vote at meetings of the shareholders of InterOil and to receive dividends if, as and when declared by the Board of directors of InterOil. Holders of common shares will participate rateably in any distribution of the assets of InterOil upon its liquidation, dissolution or winding-up.

     Under the laws of the Province of New Brunswick, Canada the holders of common shares have cumulative voting rights in the election of directors.

     The Company received approval to move the Company from the province of New Brunswick to the jurisdiction of the Yukon, Canada as of the last AGM held in May 2002. If the Directors elect to move the Company, the Laws of the province of Yukon would be the new government laws of the Company.

12.2 DIVIDEND POLICY

     Subject to the payment of ongoing operating expenses and such other considerations as the Board may determine, it is anticipated that the Company will dividend to its shareholders any amounts received by it as dividends from SPI. Generally, the timing, payment and amount of dividends paid by SPI and its subsidiaries will be determined by PIE Corp, the General Manager of SPI, in respect of SPI, and by the boards of directors of its subsidiaries in respect of those subsidiaries, based upon, among other things, the cash flow, results of operations and financial condition of SPI and its subsidiaries, the need for funds to finance ongoing operations and such other business considerations as the General Manager or such directors, as the case may be, may consider relevant.

13. FINANCIAL STATEMENTS 2001 (INCLUDING NOTES)

                        Consolidated Financial Statements
                            (Expressed in US dollars)

                              INTEROIL CORPORATION

                     Years ended December 31, 2001 and 2000

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of InterOil Corporation as at December 31, 2001 and 2000 and the consolidated statements of income and deficit, cash flows and shareholders' equity for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2001 and 2000 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

KPMG

Sydney, Australia

(date)

INTEROIL CORPORATION
Consolidated Balance Sheets
December 31, 2001 and 2000

(Expressed In United States dollars)


                                                 2001          2000
                                                   $             $
                                              -----------   -----------
ASSETS

Current assets:
  Cash and cash equivalents (note 2)              667,435     7,651,913
  Short-term investments (note 9)              17,000,000    17,000,000
  Due from related parties (note 5)               313,599       489,089
  Other receivables                               927,185     2,733,775
  Prepaid expenses                                 53,216        45,570
                                              -----------   -----------

                                               18,961,435    27,920,347

Capital assets (note 4)                        76,239,877    68,381,675

Oil and gas properties                          2,096,271    1 ,654,675
                                              -----------   -----------
                                               97,297,583    97,956,697
                                              ===========   ===========

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:

  Accounts payable and accrued liabilities     1,725,438     1,327,884
  Due to related parties (note 5)                762,836       304,046
  Deferred foreign currency creditor           1,703,089             0
                                              -----------   -----------

                                                4,191,363     1,631,930

Non-controlling interest (note 3)               6,495,779     6,528,631

Shareholders' equity

  Share capital (note 6)                       92,808,387    92,714,886
  Accumulated deficit                          (6,197,946)   (2,918,750)
                                              -----------   -----------

                                               86,610,441    89,796,136

                                              -----------   -----------
                                               97,297,583    97,956,697
                                              ===========   ===========

See accompanying notes to consolidated financial statements.

INTEROIL CORPORATION
Consolidated Statements of Income and Deficit
Years ended December 31, 2001 and 2000

(Expressed in United States dollars)

                                                                                         2001           2000
                                                                                               $              $
                                                                                      ----------      ---------
INCOME:

   Investment income                                                                   1,059,944      2,249,599
                                                                                      ----------      ---------
                                                                                       1,059,944      2,249,599
                                                                                      ----------      ---------

EXPENSES:

   Administrative and general                                                          1,723,289      1,751,751
   Management fees                                                                       420,000        420,000
   Legal and professional fees                                                           299,380        321,935
   Foreign exchange                                                                    1,941,970        246,442
                                                                                      ----------      ---------
                                                                                       4,384,639      2,740,128
                                                                                      ----------      ---------

(Loss) before income taxes and non-controlling interest                               (3,324,695)      (490,529)

Income tax benefit (note 7)                                                               12,647         14,661
                                                                                      ----------      ---------
(Loss) before non-controlling interest                                                (3,312,048)      (475,868)

Non-controlling interest share of losses                                                  32,852         36,522
                                                                                      ----------      ---------

NET (LOSS)                                                                            (3,279,196)      (439,346)
                                                                                      ----------      ---------
(LOSS) PER SHARE (note 8)                                                                  (0.16)         (0.02)
                                                                                      ==========      =========

See accompanying notes to consolidated financial statements

INTEROIL CORPORATION
Consolidated Statements of Cash Flows
Years ended December 31, 2001 and 2000

(Expressed in United States dollars)

                                                                                         2001              2000
                                                                                               $                 $
                                                                                      ----------       -----------
Cash provided by (used in):

OPERATIONS
   Net (loss) earnings                                                                (3,279,196)         (439,346)
   Non-controlling interest                                                              (32,852)          (36,441)
   Change in non-cash operating working capital                                        2,315,973        (1,610,006)
                                                                                      ----------       -----------
                                                                                        (996,075)       (2,085,793)
                                                                                      ----------       -----------
INVESTMENTS:
   Expenditure on oil and gas properties                                                (601,270)         (321,560)
   Expenditure on capital assets                                                      (7,580,634)       (8,830,690)
   Cash on short term investment - certificates of deposit                                     0       (17,000,000)
   Refundable deposit                                                                  2,100,000        (2,100,000)
                                                                                      ----------       -----------
                                                                                      (6,081,904)      (28,252,250)
                                                                                      ----------       -----------
FINANCING:
   Proceeds from issue of securities                                                      93,501                 -
                                                                                      ----------       -----------
                                                                                          93,501                 -
                                                                                      ----------       -----------
(Decrease) in cash and cash equivalents                                               (6,984,478)      (30,338,043)

Cash and cash equivalents, beginning of year                                           7,651,913        37,989,956
                                                                                      ----------       -----------
CASH AND CASH EQUIVALENTS, END OF YEAR (NOTE 2)                                          667,435         7,651,913
                                                                                      ==========       ===========
SUPPLEMENTAL CASH FLOW INFORMATION:

Interest received                                                                      1,180,058         1,835,741
                                                                                      ==========       ===========

See accompanying notes to consolidated financial statements

INTEROIL CORPORATION
Consolidated Statements of Shareholders' Equity Years ended
December 31, 2001 and 2000

(Expressed in United States dollars)

                                                                                         2001             2000
                                                                                               $                 $
                                                                                      ----------       -----------
Share capital

   At beginning of year                                                               92,714,886        92,714,886
   Issue of capital stock for cash                                                        93,501                 0
                                                                                      ----------       -----------
   At end of year (note 6)                                                            92,808,387        92,714,886

Accumulated deficit

   At beginning of year                                                               (2,918,750)       (2,479,404)
   Net (loss) earnings for year                                                       (3,279,196)         (439,346)
                                                                                      ----------       -----------
   At end of year                                                                     (6,197,946)       (2,918,750)
                                                                                      ----------       -----------
Shareholders' equity at end of year                                                   86,610,441        89,796,136
                                                                                      ==========       ===========

See accompanying notes to consolidated financial statements

InterOil Corporation's (the "Company" or "InterOil") primary business interest is the development of an oil refinery (the "Project") in Papua New Guinea ("PNG"). The capital assets, primarily the refinery, are currently located in Port Arthur, TEXAS. The refinery assets are being refurbished and will be transported to Napa Napa, Port Moresby in PNG. The oil and gas properties are located in PNG.

The consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles on a going concern basis which presumes the realisation of assets and discharge of liabilities in the normal course of business for the foreseeable future. The Company's ability to continue as a going concern and recover the amount shown for capital assets is dependent on financing and completing development of the Project and achieving future profitable operations or from proceeds from the disposition thereof. The outcome of these matters cannot be predicted at this time.

1.       SIGNIFICANT ACCOUNTING POLICIES

         (a)      Basis of presentation

                  The consolidated financial statements of the Company include the accounts of SP InterOil, LDC ("SPI") (99.9%), EP InterOil Limited ("EPI") (97.00%), SPI Exploration & Production Corporation (100%), SPI Distribution Limited (100%) and their subsidiaries.

         (b)      Cash and cash equivalents

                  Cash and cash equivalents consist of cash on deposit, bank demand deposits and bank term deposits with an original maturity date of three months or less at the date of acquisition. Cash and cash equivalents are carried at cost. Accrued interest is included in other receivables.

         (c)      Capital assets

                  The Company is considered to be in the construction and pre-operating stage of development of the oil refinery in PNG. Project costs, net of any recoveries, incurred during this pre-operating stage are being capitalised as part of capital assets. Administrative and general costs are expensed as incurred. Capital assets are recorded at cost. Development costs and the costs of acquiring or constructing support facilities and equipment are capitalised. Interest costs relating to the construction and pre-operating stage of the development project prior to commencement of commercial operations are capitalised as part of the cost of such capital assets. Capital assets will be depreciated over their useful lives, commencing on the date of achieving commercial operations.

         (d)      Oil and gas properties

                  The Company follows the successful efforts method of accounting for oil and gas exploration and development activities. Direct acquisition costs of development properties as well as geological and geophysical costs associated with these properties are capitalised. Costs of development and exploratory wells that result in additions to proven reserves are also capitalised.

                  Capitalised costs are accumulated and carried forward where they are expected to be recouped through successful development, or by sale, or where exploration and evaluation activities have not yet reached a stage to allow reasonable assessment regarding the existence of economical reserves. Capitalised costs for producing wells will be subject to depletion on the units-of-production method.

         (e)      Stock options

                  The Company has the ability to grant stock options. No expense is recognised when stock options are granted provided the market value at the date of grant is not lower than the exercise price. The consideration paid to the Company on the exercise of stock options is recorded as share capital.

         (f)      Foreign currency

                  Monetary items denominated in foreign currency are translated to United States dollars at exchange rates in effect at balance sheet date and non-monetary items are translated at historical rates of exchange (when the assets were acquired). Revenue and expense items are translated at rates in effect at the time of the transactions. Foreign exchange gains or losses are included in income.

         (g)      Derivative financial instruments

                  The Company is party to certain derivative financial instruments, principally foreign currency forward contracts used to manage foreign currency exposures on construction contract expenditures. These instruments are not recognized in the consolidated financial statements on inception. Gains and losses on foreign currency forward contracts for specific commitments are recognized in the same period as the foreign currency expenditures to which they relate. Gains and losses which relate to amounts hedged for general commitments are recognized as they occur.

         (h)      Income taxes

                  The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment.

         (i)      Use of estimates

                  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the year. Actual results could differ from those estimates.

         (j)      Earnings per share

                  Basic earnings per share are computed by dividing net earnings by the weighted average shares outstanding during the reporting period. Diluted earnings per share are computed similar to basic earnings per share except that the weighted average shares outstanding are increased to include additional shares from the assumed exercise of stock options, if dilutive. The number of additional shares is calculated by assuming that outstanding stock options were exercised and that the proceeds from such exercises were used to acquire shares of common stock at the average market price during the reporting period.

2.       CASH AND CASH EQUIVALENTS

The components of cash and cash equivalents are as follows:

                                                                                         2001              2000
                                                                                               $                 $
                                                                                      ----------         ---------
Cash on deposit                                                                          268,568           521,841
Bank demand deposits 294,768                                                           3,889,126
Bank term deposits                                                                       104,098         3,240,946
                                                                                      ----------         ---------
                                                                                         667,435         7,651,913
                                                                                      ==========         =========

         Included in the 2001 bank term deposits and bank demand deposits are 553,179 Kina (2000 - 5,370,523 Kina) (the currency of PNG) representing a US dollar equivalent of $145,984 (2000 - $1,783,014).

3.       NON-CONTROLLING INTEREST

         On September 11, 1998 Enron Papua New Guinea Ltd ("Enron"), SPI's former joint venture partner exercised its option (pursuant to a January 1997 joint venture agreement with SPI) to terminate the joint venture agreement. Consequently, SPI purchased Enron's voting, non-participating shares in EPI for a nominal amount. The capital structure of the joint venture was composed of voting, non-participating shares and non-voting, participating shares. Enron no longer actively participates in the development of the Project but continues to be a non-voting participating shareholder in EPI. SPI now holds all voting non-participating shares issued from EPI and has sole responsibility for managing the project. Enron does not hold any transfer or conversion rights into shares of InterOil Corporation.

         At December 31, 2001 SPI holds 97.00% (2000 - 93.58%)of the non-voting participating shares issued from EPI.

4.       CAPITAL ASSETS

                                                       2001           2000
                                                             $              $
                                                    ----------     ----------
Plant and equipment, at cost                        47,243,458     46,726,092
Project development costs, at cost                  28,996,419     21,655,583
                                                    ----------     ----------
                                                    76,239,877     68,381,675
                                                    ----------     ----------

                  Included in plant and equipment above are barges with a carrying amount of $5,599,467.25 at December 31, 2001. On December 20, 2001, the Company arranged a US$3 million loan facility secured by the barges and assets held by PIE Corporation and Mr. Phil Mulacek. At 31 December 2001, there had been no draw down under this facility. Interest rates applicable to amounts drawn on this loan facility are 5.75%. The facility terminates on June 10, 2002.

5.       DUE TO (FROM) RELATED PARTIES

         Amounts due from related parties of $313,599 (2000 - $489,089) represent advances made to Direct Employment Services Corporation
         (DESC) (and InterOil Australia Pty Ltd at December 31, 2000) that are non interest bearing and have no fixed term of repayment. These parties are related by virtue of common ownership.

         SPI does not have a Board of Directors. Instead, its articles of association provide for the business and affairs of SPI to be managed by a General Manager appointed by the shareholders of SPI. Petroleum Independent and Exploration Corporation ("P.I.E.") has been appointed as the General Manager of SPI. Under the laws of the Commonwealth of The Bahamas, the General Manager exercises all powers which would typically be exercised by a Board of Directors, being those which are not required by laws or by SPI's constituting documents to be exercised by the members (shareholders) of SPI.

         During 2001, P.I.E. earned management fees of $420,000 (2000 - $420,000) relating to SPI. P.I.E. has waived payment of amounts due, excluding amounts relating to 1999 and 2000 management fees, until after financial close (note 10). Amounts due to related parties of $762,836 (2000 - $304,046) are amounts due to P.I.E. and InterOil Australia Pty Ltd, and have no repayment terms and are non interest bearing.

         Amounts due to Directors at December 31, 2001 totalled $30,500 (2000 - $32,114) and is included in accounts payable and accrued liabilities.

6.       SHARE CAPITAL

         The authorised share capital of the Company consists of an unlimited number of common shares with no par value.

                                                    NUMBER OF SHARES              $
                                                    ----------------     ----------
Balance, January 1, 2001 and 2000                         20,152,870     92,714,886
Shares issued for cash 34,000                                 93,501
                                                    ----------------     ----------
Balance, December 31, 2001                                20,186,870     92,808,387
                                                    ================     ==========

         STOCK OPTIONS

         The following summarises the stock options outstanding:

                                                    2001                         2000
                                                         Weighted                     Weighted
                                                         average                      average
                                          Number         exercise       Number        exercise
                                        of options        price       of options        price
                                                            $                             $
                                        ----------       --------     ----------      --------
Outstanding and exercisable
at the beginning of year                   673,125           2.97        199,073          2.75

Granted                                    120,000           2.75        442,052          2.75
                                            93,600           2.75        100,000          4.20
                                           100,000           4.00
                                           350,000           4.50
                                            99,000           5.00
                                            40,000           6.00
                                            52,000           7.00
Exercised                                  (34,000)          2.75
Expired                                   (328,125)          2.75        (68,000)         2.75
                                        ----------       --------     ----------      --------
Outstanding and exercisable
at the end of year                       1,165,600           4.00        673,125          2.97
                                        ==========       ========     ==========      ========

         Options are exercisable on a 1:1 basis. Options outstanding at 31 December 2001 have exercise prices of between $2.75 and $7.00, expire at various times to December 2007 and have a weighted average remaining contractual life of 4 years.

         The options were issued at prices at a premium to market price to directors and staff. Options vest immediately upon issue, have an exercise period of 5 years assuming continuous employment by the Group and may be exercised at any time after issue. Upon resignation or retirement, options must be exercised within 30 days for employees and 90 days for directors.

7.       INCOME TAXES

         Income tax expense differs from the amount that would be computed by applying the Federal and provincial statutory income tax rates of 41.75% (2000 - 43%) to income before income taxes and non-controlling interest. The reasons for the differences are as follows:

                                                                                      2001         2000
                                                                                            $           $
                                                                                   ----------     -------
Computed tax (benefit)                                                             (1,388,060)    210,893
Increase (decrease) resulting from:
Tax rate differential on foreign subsidiaries                                         137,293     (41,246)
Non-taxable items                                                                      57,715     (73,913)
Future income tax benefit not brought to account for:
   Tax losses                                                                         606,039     308,286
   Timing differences                                                                 574,366      91,660
Over provision for tax in prior years                                                 (12,647)    (88,555)
                                                                                   ----------     -------
                                                                                      (12,647)    (14,661)
                                                                                   ==========     =======

         The tax effects of temporary differences that give rise to significant portions of the future tax assets and future tax liabilities at December 31, 2001 and 2000 are presented below:

                                                                                      2001          2000
                                                                                            $           $
                                                                                   ----------     -------
Future tax assets:
   Carried forward tax losses                                                         827,426     491,059
   Timing differences                                                                 587,441     352,782
                                                                                   ==========     =======
                                                                                    1,414,867     843,841

   Less valuation allowance                                                        (1,414,867)   (843,841)
Net future tax asset (liability)                                                            -           -
                                                                                   ==========     =======

         No tax benefits have been recorded in respect of losses and timing differences incurred by the Company and its subsidiaries since such are in foreign jurisdictions that do not provide tax relief.

         Carried forward tax losses in Papua New Guinea expire within seven years.

         During the year the Company paid withholding taxes in PNG of $10,577 (Kina 40,082)

         There were no taxes paid in other jurisdictions.

8.       EARNINGS (LOSS) PER SHARE

         Earnings (loss) per share is computed on the weighted average number of shares on issue during the year of 20,178,859. (2000 - 20,152,870). Had the shares under option, referred to in note 6, been exercised in 2001 and 2000 loss per share would not have changed.

9.       FINANCIAL INSTRUMENTS

         The carrying values of cash and cash equivalents, amounts due from related parties, other receivables, accounts payable and accrued liabilities and amounts due to related parties approximate fair values due to the short term maturities of these instruments.

         With the exception of cash and cash equivalents and short term investments, all financial assets and liabilities are non interest bearing. It is the directors' view that it is impractical to hedge interest exposure on the level of income earned on cash. Cash and cash equivalents earned average interest rates of 5% (2000 - 13%). The Company has invested $17 million in short term investments in the form of certificates of deposit. These funds are recorded as short term investments and earn an average rate of interest of 4.96%.

         Credit risk is minimised as all cash amounts are held with large banks which have acceptable credit ratings determined by a recognised rating agency.

         The Company has entered into foreign currency forward contracts totalling $81 million to acquire Australian dollars to hedge Australian dollars amounts payable pursuant to the refinery construction. These contracts mature during 2002. The Company would have been required to pay a total of $12,746,164 to settle the contracts at December 31, 2001. An unrealised exchange loss of $1,703,089 has been recognised in the accounts, which relates to that portion of the foreign currency forward contracts which is excess to specific commitments.

         As a requirement of the hedging contracts a collateral arrangement has been entered into whereby an amount of US$17 million held on deposit has been pledged in favour of the provider of the hedge. Funds required to be held on deposit as collateral will reduce over time as project expenditure is undertaken and the foreign currency forward contracts are closed out.

10.      COMMITMENTS

         On June 12, 2001, E.P. InterOil Ltd entered into a loan agreement with the Overseas Private Investment Corporation ("OPIC") to secure a $85 million project financing facility. At December 31, 2001 there were no amounts outstanding under the loan. Draw down of the loan (financial close) is subject to various conditions precedent. The loan will be secured over the assets of the Project. InterOil has committed to pay OPIC an annual commitment fee of 0.5% of the undrawn amount (currently $425,000) and there is a facility fee of $850,000 (1%) payable to OPIC upon drawdown of the loan in entirety.

         InterOil has Petroleum Prospecting and Retention Licence commitments of $859,500 which relate to various holdings in Papua New Guinea.

11.      SUBSEQUENT EVENT

         Subsequent to year end, the Company obtained funds of $31 million via a draw down under the OPIC financing facility (note 10).

         Concurrent with the draw down and in connection with the development of the Project and refinery construction, the Company entered into a multi-currency engineering, procurement and construction contract in the amount of US$83 million (at current exchange rates).

         From January 1, 2002 until first draw of the OPIC facility, key shareholders and insiders, Mr. Phil Mulacek, Petroleum Independent and Exploration Corporation, and Mr. David Byker have provided US$3.2 million in bridge financing (of this $3.2 million, $2.9 million was drawn against the loan facility described in Note 4). This bridge financing is to be repaid out of funds from first draw of the loan facility. Compensation in the form of options may be proposed by the independent directors and be voted on by shareholders at the next AGM.

14.      GLOSSARY

API Gravity                      API crude oil density scale

Asia Pacific                     Asia Pacific defined as Far East (Japan, PR China, Sth Korea, Taiwan, Hong
                                 Kong), South East Asia, South Asia (Indian sub-continent) and Australasia

Bbl                              Barrel (=42 US Gallons)

Board                            Board of directors of InterOil

BP                               British Petroleum

bpd                              Barrels per day

CDN                              The Canadian Dealing Network Inc

Clough Lump Sum                  Fixed price, lump-sum turn-key contract guaranteed by Clough (the prime contractor)

Company                          InterOil Corporation

Conversion Refinery              Refinery incorporating cracking or coking equipment

Crack Spread                     The difference between the crude oil price and product price

DEC                              Department of Environment and Conservation

Distillation Unit                Heat separation of hydrocarbons into discrete streams of varying density

Distributor Margin               The difference between selling and buying prices of wholesale customers of the Project

Dollar and US$                   Lawful currency of the United States of America

DWT                              Dead weight tonnage

Edu Ranu                         The water and sewerage authority in the National Capital District (NCD)

Elcom                            The PNG Electricity Commission

Enron PNG                        Enron Papua New Guinea Ltd., a subsidiary of Enron Corp. of Houston
                                 ,Texas, USA

EP                               Environmental Plan authored by Kinhill Kramer in December, 1997

EPC Contracts                    Engineering, procurement and construction contracts

Ex-refinery                      Point of delivery from the refinery

Financial Close                  The date at which all contractual obligations by financiers become binding

ha                               Hectare

HDS                              Hydro-desulphuriser

Hydroskimming refinery           Refineries limited to distillation, reforming, purification and blending

Hydrotreater                     Sulphur removal step

InterOil Corporation             InterOil or the Company

InterOil Group or the Group      InterOil Corporation and its subsidiaries

IPA                              Investment Promotion Authority

IPP                              Import Parity Price (calculated in US$)

IRR                              Internal Rate of Return

Kina or K                        The lawful currency of PNG

km                               kilometre

KPI                              Key Performance Indicators

Kumul                            Crude tanker loading facility in the Gulf of Papua operated by Chevron

Kutubu Blend                     Term used for mix of crude oils Kutubu, Gobe and Moran oil fields in PNG

Light crude                      Crude made up predominately of light hydrocarbons

Light Ends Unit                  Treatment of the light hydrocarbons produced in distillation

Light sweet crude oil            Crude oil with typically less than 1% sulphur and density higher than 35 degrees API gravity.

LPG                              Liquefied petroleum gas

MDO                              Marine Diesel Oil

Gasoline                         Motor Gasoline

MOPS                             Mean of Platts Singapore - an Asia-Pacific source for refined product pricing

MRDC                             Mineral Resources Development Corporation

MVN                              Medium Virgin Naphtha

MW                               megawatts

Nameplate Capacity               Process plant design capacity

Napa Napa                        A area on the western side of Port Moresby Harbour

Naphtha                          A colourless volatile refining intermediate product used for blending

Nikiski                          The distillation unit purchased from Chevron in 1994

O&M                              Operations and Maintenance

PA                               The Project Agreement, dated 27 May 1997, by and between EPI, InterOil, and the Government of PNG

PEL                              Petroleum Economics Limited, consultants on refined product marketing

PIE Corp                         Petroleum Independent and Exploration Corporation, formed under the laws of Texas, USA

PIE Group                        PIE Group, LLC, a shareholder of the Company, formed under the laws of
                                 Delaware, USA

PNG                              The Independent State of Papua New Guinea

PNG Producers                    Refers to Oil Search Limited, Orogen Minerals Limited, MRDC and other
                                 PNG oil producers

POMSoX                           Port Moresby Stock Exchange Limited

Price Controller                 Secretary for Treasury in PNG

Project                          The development of a crude oil refinery at Napa Napa, west of Port Moresby,
                                 PNG

PVM                              PVM Consultants

Refinery                         All buildings, structures, fixtures, attachments, appliances, equipment, machinery and other components used in connection with the crude oil refinery plant and related facilities to be owned by InterOil and located at
                                 Napa Napa west of Port Moresby, PNG

Refinery margin                  Revenue less cost of goods sold on a per barrel basis

Reformer                         Semi-regenerative catalytic reformer

Reforming                        Manipulation of the molecular structure of hydrocarbons

Site                             The land, including any easements, on which the Refinery is to be located as described in the Site Lease

Site Lease                       The leases of land on which the Refinery is to be located entered into between InterOil Limited, and the State on 26 May 1996

$m                               Million dollars

State                            The Independent State of Papua New Guinea

Stream factor                    Plant availability or stream factor. A 100%  stream factor implies constant plant operation. Typically, it is less than 100% due to plant shutdowns for maintenance

Tapis                            An Asia-Pacific benchmark for light sweet crude oil

t                                Toea or one hundredth of a kina

t/l                              Toea per litre

Trader                           References to Trader means a recognised, investment-grade credit, experienced oil trader

US $                             United States dollars